                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                                    NBO, INC.
                 (Name of Small Business Issuer in Its Charter)


             STATE OF UTAH
     (State or Other Jurisdiction of                     (IRS Employer
     Incorporation or Organization)                   Identification Number)
                                                            87-0527348

        3676 W. California Avenue                             84104
               Building D                                   (Zip code)
         Salt Lake City, Utah
 (Address of Principal Executive Offices)

                                 (801) 887-7000
              (Registrant's Telephone Number, Including Area Code)

        Securities to be registered pursuant to Section 12(b) of the Act:


          Title Of Each Class                Name Of Each Exchange On Which
          To Be So Registered                Each Class Is To Be Registered
          -------------------                ------------------------------
                 None                                       N/A

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, Par Value $.0005

                                (Title of Class)


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ITEM 1. DESCRIPTION OF BUSINESS.

                           FORWARD LOOKING STATEMENTS


This Item contains forward-looking statements. Please review the information in light of the risk factors and other cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward looking statements. In particular, please see "Risk Factors" in Item 1.



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                                  RISK FACTORS


COMPANY RISKS

        Going Concern. To date, the Company has not generated sufficient revenue to meet the Company's on-going expenses of operation. These factors raise doubts about the Company's ability to continue as a going concern and the Company's audit report contains an explanatory paragraph with respect to this matter. The report of the Company's independent auditors on the Company's financial statements for the fiscal years ended March 31, 2001 and 2000, included in this Registration Statement, contains information that states that the Company has incurred consolidated cumulative losses of $19,260,324 since inception of operations, and as of March 31, 2001, the Company's current liabilities exceeded its current assets by $2,447,011 and it had a stockholders' deficit of $259,232. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        Future Capital Needs. The Company depends on new investments to fund ongoing operations. If insufficient capital is invested, the results of the business development as it is disclosed in this registration statement could be materially adversely impacted. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in Item 2. The Company's future capital requirements will depend on many factors, including cash flow from operations, technological and market developments and the Company's ability to successfully market the Gift Certificate ("GC") Program and its proposed services. Unanticipated problems, expenses and delays are frequently encountered in establishing a new approach to business in a developing industry, and in developing software products. These include, but are not limited to, competition, the need to develop customer support capabilities, market expertise, setbacks in product development, market acceptance and sales and marketing activities. The failure of the Company to meet any of these conditions could have a material adverse effect on the Company and may force the Company to reduce or cease its proposed operations. See "Business Strategy" and "The Gift Certificate Market".

        The Company must raise additional funds through equity or debt financing. Any equity financing could result in dilution to the Company's stockholders. Debt financing would result in increased interest expense. Any financing, if available, may be on terms unfavorable or unacceptable to the Company. If adequate funds are not obtained, the Company may be required to reduce or curtail its proposed operations.

        Loans to the Company from Noteholders Remain Unpaid. The Company completed two bridge financings in August 1995 to fund its working capital requirements. The Company raised a total of $1,650,000 from the two bridge financings from the sale of a total of 66 Units, each Unit contained a $25,000 promissory note bearing interest at 10% per annum. The notes were due on June 30, 1996. Payment was not made on the notes by June 30, 1996 and, as a result, the interest increased to 20% per annum on the unpaid balance. Since then, over $1,130,000 in principal has been repaid, however the balance of notes is currently overdue. As of March 31, 2001, the total amount overdue was approximately $584,222 consisting of $518,565 in principal and approximately $65,657 in interest.

        Loans to the Company by Its President and Private Placements to Pay Current Expense; Inability of Company to Continue Operations Without Additional Financing. Between May 16,



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1996 and December 31, 1998, Keith A. Guevara, Chairman of the Board, President
and Chief Executive Officer of the Company, loaned the Company $409,953 in order for the Company to meet its payroll and other operating expenses. As of July 27, 2001, the remaining unpaid balance is $295,041. The Company currently has 52 full-time employees and four part-time employees and revenue generated to date is insufficient to meet operational expenses. Without further loans from Mr. Guevara (of which there is no assurance such loans will be made in the future) or immediate funds from investors, it is possible the Company will be unable to continue its operations.

        Dependence Upon Key Personnel. The Company's success depends, to a significant extent, upon a number of key employees. The loss of services of one or more of these employees could have a material adverse effect on the proposed business and operations of the Company and the GC Program. The Company is especially dependent on the efforts and abilities of certain of its senior management, particularly Keith A. Guevara, the Company's President and Chief Executive Officer. Mr. Guevara is employed by the Company under a three year employment agreement expiring in year 2002. The loss of any of the Company's key executives could have a material adverse effect on the Company and its operations and prospects, although the loss of Mr. Guevara would have a more significant adverse effect on the Company. The Company has $2,000,000 in key man life insurance on Mr. Guevara. The Company believes that its future success will also depend, in part, upon its ability to attract, retain and motivate qualified personnel. There is and can be no assurance, however, that the Company will be successful in attracting and retaining such personnel. See "Directors, Executive Officers, Key Employee and Consultants, under Item 5."

        Lack of Profits. The Company has never earned a profit since its inception. The Company does not expect to earn a profit for the current fiscal year 2001. Profits in future years will depend on the success of the Company in carrying out its business plan.

        Lack of Dividends. The Company has never paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to fund the development and growth of its proposed business and operations.

        Control by Existing Officers and Directors. The Company's officers and directors beneficially own approximately 18.8% of the outstanding shares of the Company's Common Stock, which does not include stock options granted under the 1997 Stock Option Plan (including the stock option plan the percentage increases to 34.1%). Because cumulative voting rights are not provided for in the Company's Second Amended and Restated Articles of Incorporation, these individuals will be in a position to significantly influence the election of the members of the Board of Directors and control most corporate actions, including decisions to dissolve, merge or sell the Company's assets. See "Principal Stockholders" and "Aggregated Options/SAR Exercises in Last Fiscal Year and Fiscal Year-End Options/SAR Values".

        Lack of Management Expertise. Prior to 1998, no member of the Company's management team had had extensive experience in the gift certificate/gift card industry. In addition, no member of the Company's management has held similar positions in SEC reporting companies. Accordingly, this lack of experience might result in bad business decisions and bad management practices, and it might discourage subsequent investors from investing in the Company.



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INDUSTRY RISKS

        Competition. There are inherent difficulties for any business seeking to introduce new methods or approaches in a developing industry. The Company will encounter competition from alternative methods of distributing and delivering gift certificates. The GC Program will be faced with competition from other purveyors of gift certificates and potentially from much larger financial services companies that may choose to enter the gift certificate marketplace. The Company's competitors include Giftcertificates.com, Webcertificates, American Express (Giftchecks), Flooz, and Mid America.

        Uncontrollable Factors. The expansion of the GC Program within acceptable time and cost limitations will be dependent upon a number of conditions and factors outside the control of the Company or its management. These conditions and factors include, but are not limited to, the availability and ability of contractors and subcontractors to perform services, the absence of disputes, delays or cost increases resulting from such factors as strikes, technical difficulties or failure of the kiosks or the GC Program to operate as designed, and shortages in materials and labor, any of which conditions or factors could delay or prevent expansion of the GC Program and/or significantly increase the cost of a given GC Program above expected levels. See "Business-Business Strategy."

        Kiosk Patents. NBO's business strategy includes selling gift certificates via an electronic, automated mechanism that provides consumers with an efficient means to purchase the certificate of their choice. The Company is currently exploring intellectual property rights for this application and whether or not its system is unencumbered by existing patents. At this time, the Company can provide no assurance that it is not infringing on an existing patent or intellectual property right, and if the Company is found to be in violation of such patents or rights, it may be forced to cease utilizing its electronic, automated mechanism and be subject to fines and/or other legal remedies or modify the existing design to avoid infringement on such patents.

        New Business Model. The Company is attempting to implement a new business model by converting paper gift certificates to magnetic stripe stored value gift cards. The model involves employing new technology to be used in this process by contracting with shopping mall owners and other retailers to outsource their gift card programs. Many questions are inherent in this new business model. These questions include (i) whether the margins are large enough to allow the Company to make sufficient money to make the Company successful, and (ii) whether other sources of revenue, such as interest on funds held pending payment as gift certificates are redeemed, convenience fees, administrative fees, and other potential sources are enough to sustain a successful company.

        Other Businesses in this Industry Category Have Failed. A number of other companies have attempted to enter the gift certificate and gift card field. Some have failed. Others are still in existence. None have become unqualified successes. The Company faces the risk that it will be no more successful than other companies.

INVESTMENT RISKS

        No Public Market. There has been no public trading of the Company's Common Stock. There can be no assurance that a public trading market for the Common Stock of the Company will



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develop.

        If a Public Trading Market Develops, The Public Trading Price Could Be Lower than the Most Recent Private Offering Price. Ninety days after the effective date of this registration statement, a substantial portion of the Company's outstanding common shares will be eligible to be freely traded under the federal securities laws. It is possible that the trading in the Company's shares will be thin. It is possible that the Company's shares will not attract market makers or other buyers in the market place. There is no assurance that the shares will be traded on any securities exchange or through any NASDAQ facility, such as the Nasdaq Bulletin Board, the Nasdaq Small Cap Market, or the Nasdaq National Market System. These factors and other factors could result in a low trading price.

                                    BUSINESS

INCORPORATION OF THE GIFT CERTIFICATE COMPANY

        In August 2000, The Gift Certificate Company, Inc. was established as a wholly owned subsidiary of NBO, incorporated in the state of Utah. This was done to leave NBO as a holding company and create a level of operating companies or subsidiaries that would provide management with additional opportunities to protect assets, limit liabilities, raise capital and pursue strategic corporate initiatives. It was also an effort to create a brand and corporate identity to reflect the central focus of the Company on the gift certificate business.

BUSINESS STRATEGY

        NBO's primary business is to provide comprehensive gift certificate programs to shopping mall managers and non-mall retailers. The Company provides shopping mall managers with a gift certificate product that is accepted and redeemable at all mall stores and administers the entire program including accounting, banking, and complying with escheatment regulations (handling of non-redeemed certificates). The shopping mall program was initiated in October of 1998 and currently includes 88 malls managed by Urban Retail Properties, Inc, The Rouse Company, JP Realty, Inc., as well as seven independently operated properties. In February 2000, NBO signed an agreement with Konover Property Trust to provide 30 of their factory outlet stores with the e-commerce and business to business components of the GC Program.

        In addition, NBO has developed a gift certificate program for non-mall retailers, which consists of a network of participating merchants in a regional market that accept the Company's certificates. This program is also fully administered and supported by NBO. Salt Lake City is the first retail market to be developed and currently has more than 245 retailers with approximately 500 participating outlets. Finally, NBO is in the process of soliciting, negotiating, and finalizing relationships with national retail chains and retail outlets that typically have store locations in malls and shopping districts across the United States.

        In August 2000, the Company signed an exclusive, three-year contract with Darden Restaurants, Inc. ("DRI") a subsidiary of General Mills Restaurants, Inc. ("GMRI") to fulfill Internet Gift Card sales for Olive Garden, Red Lobster, Bahama Breeze and Smokey Bones restaurants nationwide. Darden Restaurants, Inc. (NYSE: DRI), with its headquarters in Orlando, Florida, is the largest casual dining restaurant company in the world, operating more


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than 1,100 restaurants in North America. The DRI program employs magnetic stripe technology and is one of the most advanced gift card programs in existence.

        In July 2001, NBO entered into an Advertising and Promotional Agreement with eBay, Inc., the largest personal online trading company. NBO was selected by eBay as its preferred provider to create a gift certificate destination for their currently registered 30 million users with approximately 50,000 new users signing up every day. eBay users average 120 minutes per month (the highest on the Internet), approximately seven times the number of the next highest competitor in online retail. This agreement allows NBO to take advantage of eBay's six billion page views each month. An NBO "Store Front" will be developed and completed before September 1, 2001, that will direct eBay customers to NBO's fixed and discounted price merchandise and also provide general information about NBO. As an example, eBay will actively market and promote programs to drive buyers directly to NBO's store front via banner ads throughout the eBay site as well as using mass e-mails to registered users. All NBO gift certificates sold on eBay's auction sites will be purchased from NBO's national retail customers at a discount and then resold to eBay's registered users on auction sites developed by eBay and NBO.

        The Company will be focusing on similar exclusive agreements whereby NBO will act as the exclusive provider/fulfillment agent for major national retailers. These relationships will be customized to the specific needs of NBO's clients and can include custom packaging, reporting, site design, etc.

        Specific fee structures are established on an individual basis with each mall developer under exclusive contracts, which typically have three-to-five-year terms. In retail markets, NBO and participating merchants negotiate fees under exclusive contracts that also have three-to-five-year terms. The actual fee structures with the various companies are proprietary.

NBO manages or sells gift certificates through the following channels:

        Counter Top Units (CTUs): These Units are located at Customer Service desks in malls and other retail locations where mall employees sell gift certificates by credit/debit card, cash or check. Transactions conducted in this manner result in e-commerce with immediate order fulfillment; that is, a transaction completed with the gift certificate delivered immediately to the customer by a mall or retail distribution partner employee.

        Electronic Kiosks (Kiosks): The Company has developed user-friendly, state of-the-art technology to make purchasing gift certificates as easy as using an ATM machine. Difficulties currently facing customers when purchasing gift certificates, such as long lines and hard to find distribution points, are now eliminated using the NBO Kiosk System. The Kiosks may be located at convenient locations in shopping malls, supermarkets, airports, office buildings and other desirable high-traffic areas; the Kiosks will be strategically placed for maximum exposure to the general public. The relatively small footprint of the Kiosk allows it to be positioned in heavily traveled areas to give customers easy access. The Kiosks have been installed in the stores of the Smith's Food and Drug supermarket chain and in a number of other locations. The Company intends to install additional Kiosks in other desired locations as its business continues to develop.

        Business to Business ("B2B") Sales: NBO has a dedicated sales force to market gift


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certificate programs to corporations for holiday gifts to employees and clients, and for incentive/reward programs throughout the year. These programs can represent millions of dollar in B2B sales and are an important complement to the Company's other sales efforts. Direct corporate sales accounted for approximately 20% of NBO's 2000 sales volume.

        E-Commerce: The Company's Internet sites, www.thegiftcertificatecompany.com and www.nbo.com allow individual shoppers or corporate clients to purchase mall certificates or retail certificates for any mall or merchant in the NBO network. Specifically, an individual can purchase a number of gift certificates from malls or retail stores in different geographic regions by engaging in one e-commerce transaction. Features to be added include a reminder service for special occasions, customized envelopes and gift box options.

                           THE GIFT CERTIFICATE MARKET

        The gift industry in the United States is currently generating on an annual basis more than $200 billion in sales, which has both offline and online entrepreneurs competing to capture their share of this lucrative market. (Walker, Making a List , Clicking It Twice, Washington Post, November 11, 1999) According to recent estimates, gift certificate sales have been growing at an annual rate of 20% and are expected to reach $40 billion in 2001. Stored Value Gift Cards are also beginning to surface and as of March 2001, 80% of Americans had heard of gift cards, up from the 15% a year ago. Today 45% of the population has used pre-paid gift cards, compared to 11% last year, according to a survey of 1,000 people in all nine U.S. Census Bureau market regions. Purchasers of gift cards spent an average of $200 in 2000, up $61 from the previous 12 months. Corporations and other entities are increasing their purchases of gift certificates for incentive programs and holiday gifts for both employees and business clients. Consumers continue to purchase gift certificates to give "the perfect gift" to friends and families.

        Gift certificates offer the purchaser the ability to present a gift for any occasion and demonstrate that personal thought was given to the recipient by choosing a favorite store or mall. In addition to letting the recipients select the item(s) they prefer, gift certificates offer the added benefit of allowing the receiver to take advantage of seasonal or other promotional campaigns when merchandise may be discounted by as much as 50% or more such as Christmas and Post-Christmas sales. Purchasing gift certificates through NBO is easy and quick which is particularly attractive to people who must buy for "hard-to-shop-for" individuals or for people who have very little time to engage in the process of shopping. Finally, an individual receiving a gift certificate may select the merchandise they desire.

        Merchants have offered gift certificates to their customers for decades. Initially, these programs primarily involved going to stores' management offices or customer service desks and purchasing a certificate that could be redeemed for merchandise at the issuers' stores. The next development occurred when a customer could redeem the certificate at any location of the issuer. This evolution increased the complexity of accounting for the certificate and its redemption procedures. During this period the vast majority of gift certificates were purchased and redeemed in the same geographic market. Furthermore, an individual's circle of acquaintances and family were likely to be more concentrated geographically then, and the value of a program that provided a gift certificate to an individual at a great distance was limited.

        Since then several significant changes have taken place to increase the value proposition for a



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company with a nationwide gift certificate program:

        First: the retail market has changed dramatically from boutiques and other shops with limited points of sale to large, national chains that are located in virtually every city in the U.S.;

        Second: people move much more frequently and greater distances than ever before and, as a consequence, friends and families are now spread out across the country; and,

        Third: the Internet has been accepted by consumers as a venue for transacting business.

These factors have had the following effects:

                Consumers are purchasing gift certificates from national chains like Blockbuster Video or Barnes & Noble, many of which offer gift certificates redeemable at any location, nationwide. In addition, the vast majority of shopping malls now administer gift certificate programs where a purchased certificate may be redeemed for merchandise offered by any establishment mall wide;

                As friends and families scatter throughout the United States, gift certificates for companies like those mentioned above are becoming a more popular choice due to the ease of purchase and delivery, high degree of satisfaction by the recipient, and level of confidence in established brands; and

                With the ascension of the Internet, consumers are making purchases from merchants located all over the country or not located anywhere but cyberspace. These goods and services may be delivered to the purchaser or to a third party at a location across the country. Geographic location of the purchaser, seller or end user is no longer a conceptual barrier for conducting business.

                NBO's business model has been developed to capitalize on these new consumer behavior patterns.

                               SALES AND MARKETING

        NBO's sales and marketing strategy for gift certificates is comprehensive, focusing on shopping malls, retail markets, national retail chains, and Internet channels.

SHOPPING MALLS CHANNEL

        The shopping mall has become an integral part of our economy as well as part of the social fabric in the United States. With over 3,000 indoor facilities and more than 37,000 outdoor centers and factory outlets, the shopping center industry now plays a significant role in the United States economy. Here are some key industry statistics as of 1998, the most recent year for which statistics are available:



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
                                      1995          1996             1997          1998
                                    --------       --------        --------       ---------
No. of Shopping Centers              41,147        42,048          42,873         43,600
                                       4.97bn        5.10bn          5.23bn          5.33bn
Leaseable Retail Area sq/ft
No. of Adult Visitors/mo             183.6mm        185.3mm         187.1mm        188.8mm
Annual Retail Sales                 $904.4bn        948.7bn        $995.2bn     $1,044.6bn
% of Total Non-auto Sales                 51%          51%             51%            51%

Source: International Council of Shopping Centers, October 29, 1999.

        The sale of universal mall gift certificates (which may be redeemed at any establishment in the mall) has been generally viewed by shopping mall owners and managers as a necessary evil. Mall operators began selling universal gift certificate programs as a service for their customers and, initially, they required only minimal operating budgets. Today, even though sales of gift certificates provide millions of dollars in gross revenues to shopping malls, these programs have become very time consuming and costly to manage. The proper management of mall gift certificate programs now requires these services be performed by outside firms who specialize in managing this segment of the retail industry, which has recently experienced significant growth and is anticipating even more in the future.

        Mall gift certificate programs consume advertising and labor dollars, but provide little, if any, net income to the mall operator itself. This concerns mall owners, since they would prefer to concentrate their efforts on their real estate business, which is their primary expertise. Perhaps this explains why most customers are not aware that universal mall gift certificates are even available. A recent focus study conducted by Dan Jones & Associates Independent Research Center revealed that just 10% of the participants were aware that universal mall gift certificate programs exist. If this study is any indication of reality, which we believe to be true, it would be a safe assumption to believe that by increasing consumer awareness from just 10% to 20%, NBO could double its annual mall "same store sales".

        The NBO CTUs and Kiosks eliminate most of the inconvenience and expense traditionally associated with gift certificate programs at shopping malls. By using a Kiosk and removing the transaction from the customer service counter, the customer can bypass lines of other shoppers, which can be overwhelming during the holiday season. All Kiosks are designed to accept credit/debit cards, as well as cash and can also dispense change if necessary. For those customers who prefer human interface or want to pay using a method unavailable at the Kiosk, NBO provides malls with CTUs that are situated at a centrally located customer service desk or information center.

        Mall operators have traditionally been ineffective administrators of gift certificate programs. In some cases, these programs have been discontinued due to losses or logistical complications. NBO has an opportunity to provide them with custom solutions, turning their programs into potential revenue opportunities, and eliminate the associated burdens of administration and management. Furthermore, as NBO builds business relationships with malls, it establishes de facto relationships with most stores in the shopping center and every corporate account using the mall gift certificate program. NBO intends to use these de facto relationships in its marketing efforts.

        Since early 1998, NBO has been negotiating aggressively with most of the top mall owners in the United States for the exclusive rights to install and operate its CTUs and Kiosks on their properties for the purpose of selling universal mall gift certificates. The response to the NBO


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program by mall owners has been favorable as they quickly recognize the advantages that result from taking a cost factor and turning it into a profit center. Since NBO furnishes and maintains the CTUs and Kiosks, the mall owners realize higher profits resulting from increased sales of mall gift certificates while seeing their overhead actually decrease.

        NBO will continue to concentrate on establishing agreements with the top mall owners in the United States by sending marketing personnel to their corporate offices and demonstrating NBO's capabilities. To date, the Company has signed contracts with the third and fourth largest mall operators in the United States, the largest factory outlet operator in the United States, as well as one regional mall operator with a major presence in Utah and the surrounding states. NBO had fully operational Kiosks installed in 14 malls in 1998, a total of 47 malls in 1999, and 88 malls for the 2000 holiday season. The face value of gift certificate sales volume through the Company's system increased from approximately $4.3 million for fiscal year ending March 31, 1999, to approximately $21 million in face value of gift certificates in fiscal year ending March 31, 2000, and to over $43 million in face value of gift certificates for fiscal year ending March 31, 2001. This represents a 388% increase in volume from 1999 to 2000 and a 105% increase from 2000 to 2001.

        ADVERTISING AND PROMOTION

                NBO is marketing its gift certificate programs to shopping mall operators through direct mail, telephone solicitation and face-to-face meetings, when appropriate. The most effective method of reaching key mall owners/operators is via the International Council of Shopping Centers ("ICSC") which is the largest mall industry trade show held annually in May in Las Vegas, Nevada. In 1998, NBO exhibited and formally introduced its gift certificate distribution and management system at the ICSC, resulting in an agreement with Urban Retail Properties in Chicago, Illinois. The ICSC is attended by most mall owners and operators in the United States, providing NBO an opportunity to meet with the vast majority of industry participants at a single location. The ICSC show is comprised of two-parts: the first part allows industry members to exhibit their products and services over a three-day period; the second part allows mall owners/operators to set up office facilities within the convention facilities to meet with other industry members via pre-arranged appointments in an office environment to discuss business issues. This interaction and demonstration opportunity often leads to executing business arrangements. The ICSC also has seasonal and regional shows that can be very effective in promoting business; however, none of these are of the magnitude of the annual show in Las Vegas.

                In addition to participating in industry trade shows, NBO also advertises and promotes its business through advertisements in trade publications, direct mail campaigns and telephone solicitation. Because most mall owners and operators do their own in-mall and local advertising of their gift certificate programs, NBO is not required to advertise or promote this service to consumers. NBO does, however, promote its corporate gift certificate campaign through NBO employees calling on and building relationships with mall corporate customers.

RETAIL MARKETS CHANNEL

        The sale of retail gift certificates usually requires a customer to make a special trip to the retail outlet during its hours of operation and wait in line at the customer service window, if one exists,




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or checkout counter until a clerk who is trained and authorized to issue gift certificates becomes available. The clerk then must locate a certificate (in the desired denomination, if preprinted) and manually fill it in while the customer waits. Not only does this time consuming procedure engage an employee for several minutes while the employee completes the form and accepts the customer's money, but it also causes inconvenience to the customer, thereby discouraging sales of gift certificates.

        NBO's retail program provides consumers with an Internet solution or one-stop shopping location in their geographic area where they can purchase the gift certificate(s) of any retailer, which joins the NBO network. There are many thousands of retail establishments in the United States, most of which either stand-alone or are located in small strip mall centers. Some of these retailers have gift certificate programs, but most do not because the expenses associated with performing this service can be costly, especially for small establishments. NBO provides these independent retail outlets the opportunity to realize additional sales and profits from the sale of gift certificates without the additional expenses normally associated with having employees perform these services.

        INTERNET

                NBO hopes to capture a large share of retail gift certificate sales via the Internet. This should be accomplished quickly due to rapid rate of acceptance of ecommerce and the ease of completing a transaction on the NBO web site. In the interim, and to provide comprehensive purchasing opportunities, NBO CTUs and Kiosks are placed at customer service desks or sales registers at the front of the store and Kiosks greet shoppers with a directory of participating retailers (alphabetically or categorized by type of business) from which the customers make their selections utilizing the Kiosk's user-friendly, touch-screen technology which takes the customer intuitively from screen to screen to make a gift certificate selection. In fact, the Kiosk purchasing experience is very similar to the process a consumer would use to complete a transaction on the Internet at home, in effect "training" the consumer, so the transition from Kiosk to web will be easy. The Company has launched the retail gift certificate program in Salt Lake City as the initial market with others to follow, after the concept has proven to be successful.

        MARKET DEVELOPMENT

                Through sales calls made by the NBO sales and marketing team, NBO is currently canvassing the Salt Lake City market and has enrolled more than 245 retailers with approximately 500 retail outlets, both large and small, in NBO's retail gift certificate program. The NBO sales force emphasizes the benefits of increased sales, at very little cost to the retailer, resulting from the advertising and promotional campaign that NBO is implementing to increase public awareness of the program. NBO's strategy for marketing its retail gift certificate program is analogous to the way shopping malls successfully market to their tenants, by signing up major retailers as anchors that will generate enough foot traffic to support the other mall tenants who cannot draw enough customers on their own to be successful. As increasing numbers of retailers join the NBO retail gift certificate program, not only does it make the program more cost effective for NBO, but it also provides customers with a wider selection of products and services to choose from. This creates customer acceptance of the program and increased demand for retail gift certificates. NBO signs an exclusive agreement with these retailers that prohibits the retailers from contracting with any other company to provide products or services similar to those offered by NBO. The retailers may continue their own current programs in their own stores.

                As NBO expands into new markets, it will have representatives and management who will call on new business prospects and develop individual markets. A national telephone call center located in Salt Lake City will support this effort. Representatives dedicated to a specific region will make the majority of the initial contacts and provide basic information. Local NBO personnel will then follow up and manage the relationships.

        ADVERTISING AND PROMOTION

                Since NBO will be providing most of the advertising budget for the promotion of the retail gift certificate program, NBO will be developing multiple use marketing materials to give its advertising program versatility at an economical cost. In order for NBO to increase retailer awareness of the program, these materials will include print and video materials used for trade shows, direct mailings, trade publications, point of purchase promotion, co-op and mass media advertising. Promotional materials will also provide the information that is needed to establish both corporate and product credibility, including direct mail pieces that will address specific industry concerns for retail outlets. NBO's web sites, www.nbo.com and www.thegiftcertificatecompany.com, have incorporated corporate information, including demonstrations of services and software development.

B2B

        Corporate gift giving has been rising dramatically during the last three years. According to Incentive Magazine (Alonzo & Nolan, The Results Are In, Incentive Magazine, September 1997), American business spent $22.8 billion in merchandise and travel during 1996 to motivate employees through corporate incentive programs. However, the survey conducted by The Incentive Federation found that only 26% of survey respondents stated that they actively use incentive programs. Besides incentives, businesses also give gifts to clients and suppliers, during promotional campaigns, for special occasions, and at holiday times.

        In a more recent survey conducted in 1999, 70% of the businesses surveyed stated that they have increased or maintained their corporate gift spending over the past three years. The majority of respondents (73%) indicated that they spend between $1 and $50 per gift, which is ideal for gift certificate purchases and approximately one-half of those businesses surveyed selected gift certificates as their gift of choice. The table below shows the percentage of businesses surveyed that gave gifts for the event/reasons indicated. (Gines, A Guide to Corporate Gift Giving, Incentive Magazine, August 1999.)


          Promotional Events                             59%
          Christmas/Hanukkah                             58%
          Sales Related Activities                       58%
          Incentives                                     52%
          Thank Yous                                     45%
          Conventions/Trade Shows                        41%
          Company/Employee Anniversary                   25%

                                                         12%
          Other Holidays
          Other Occasions                                 3%

        The following table identifies the percentage of each sector that utilizes a gift certificate program:

          Manufacturing                                  48%
          Distribution                                   70%
          Retail                                         67%
          Service                                        57%
          Transportation                                 51%
          Other                                          42%

        The opportunity for the B2B channel is simple: 26% of U.S. corporations spent $22.8 billion on incentive programs in 1996. If spending per corporation remained constant but 80% of U.S. businesses implemented incentive programs, this would result in an $87 billion market.

        The table below segments U.S. companies by number of employees and provides the corresponding percentage using gift certificate programs:


                                         Percentage of        Percentage of Segment
          Number of Employees           U.S. Companies         Using GC Programs
          -------------------           --------------         -----------------
          1 to 4 Employees                    62%                      7.7%
          5 to 9 Employees                    17%                     15.1%
          10-19 Employees                     10%                     16.5%
          20-99 Employees                      9%                     30.3%
          100-999 Employees                    2%                     32.2%
          1000+ Employees                     0.5%                    37.6%

        Clearly all segments could be targeted for increased participation in gift certificate programs, most notably the smaller businesses. However, NBO can provide a gift certificate program for any company on a cost effective basis that lets employees, clients and suppliers know they are valued.

MARKET DEVELOPMENT

        NBO aggressively pursues B2B opportunities through a direct calling program similar to that described in the "Retail Channel" section. This consists of Salt Lake City-based sales representatives making first calls to potential corporate customers explaining the virtues of incentive/gift programs for businesses. Initially, all activity will emanate from Salt Lake City, Utah.

        Another means by which NBO acquires corporate clients is through contracting with mall operators. In virtually every instance that NBO signs an agreement with a mall operator, there are existing corporate clients that have relationships and established gift certificate programs with these organizations. After the contract is executed, businesses and organizations purchase directly through NBO with orders fulfilled and shipped by the NBO team.

        In 1998, the Company's largest single order was $70,000 and the average corporate sale was approximately $1,700. In 1999, the largest sale increased to $200,000 and the average corporate sale increased to approximately $1,750; and in 2000, the largest corporate order was $111,000 with the average corporate order remaining approximately $1,750. NBO expects to see the average corporate sale increase as well. NBO management believes that this area of business development has he largest potential of overall gain within the gift certificate sector of retail sales.

NATIONAL RETAIL CHAINS CHANNEL

        Virtually all retail chains offer gift certificates for sale and although some still use archaic methods, most of the larger retailers desire technology that is more advanced than that used by a mall, selling a universal certificate. Retail chain outlets can deploy more powerful technology solutions because they use the same or similar point-of-sale systems at checkout terminals. This provides all stores in the chain access to the same information for accounting and management purposes. This differs substantially from a universal mall certificate that must use a distribution method universally accepted by hundreds of different retail merchants using a variety of point-of-sale terminals. Retail chains, on the other hand, have access to advanced technology providing consumers a higher level of service. Most retailers still use a paper product with internal control mechanisms that work best for their specific requirements. Many have migrated to more sophisticated systems commonly referred to as gift cards or stored value cards, which are similar to credit/debit cards using magnetic stripe technology. Malls that are installed with NBO's gift certificate system average approximately 150 retail tenants, of which the vast majority are national retail chains like Eddie Bauer, The Gap, Victoria's Secret, Foot Locker, Barnes & Noble, and Sam Goody. These retailers are already an integral part of NBO's mall business because the universal mall gift certificate can be redeemed at any store within the property. However, NBO is also actively adding these national retailers to our system, making a specific retailer gift certificate another option for purchase. The Company is in the process of executing contracts with numerous national retail chains throughout the country.

        NBO offers paper gift certificate programs that are the most advanced in the industry and superior to anything being used by most retail chains. NBO is also in the process of developing and offering a magnetic stripe system for those retailers with the desire to use this technology and NBO hopes to be among the first to market a smartgift card using smart card technology. The magnetic stripe gift card program is expected to be available in the second half of 2001. NBO intends to continue providing cutting edge gift certificate technology that can be distributed from a retail operator's checkout stand or from a remote dispensing unit via a Kiosk network. All NBO Kiosks are designed for integration of electronic dispensing for plastic magnetic stripe or smart cards. The cost associated with the purchase of a Kiosk used to distribute and dispense gift cards, whether magnetic or smart, and software licensing fees to operate the system can be offset by reduction of labor, management and accounting costs associated with existing operating methods. In addition, the NBO system provides important and valuable transaction data and reporting systems for efficiency and overall results.

        MARKET DEVELOPMENT

        The largest industry trade show specifically for retail chain operators is the National Retail Federation ("NRF") convention held annually in late January in New York City. NBO formally introduced its gift certificate management and distribution system for the first time in January 1999. NBO personnel had the opportunity to demonstrate all features and functions of the CTU and Kiosks. Smart card technology was also introduced by NBO at the second convention that it attended in January 2000.


INTERNET CHANNEL

        The Internet has become an integral channel for product distribution and has been accepted by consumers in the United States at an astonishing rate. According to a 1999 survey by Deloitte & Touche, 42% of respondents used the Internet, which represents an increase of approximately 100% from two years prior. Of respondents in households earning $75,000 or more, this figure increased to 78%, which is significant since these households typically spend twice as much on gifts as do the lowest-income families and will contribute heavily to retail e-commerce. More importantly, of Internet users 63% expected to make 1999 holiday purchases on the Internet. The average amount of holiday e-spending is estimated to be $350 per household, which represents 30% of the total spending.

        At NBO's Web sites, www.nbo.com and www.thegiftcertificatecompany.com, consumers can purchase certificates for any retailer or mall that is part of the NBO network. Currently, NBO has mall certificate programs installed at 88 shopping malls, and has contracts with more than 245 retailers with approximately 500 outlets in the Salt Lake City, Utah market. In addition, the Company has implemented programs to sell gift certificates for 30 factory outlet malls, four national restaurant chains (Red Lobster, Olive Garden, Bahama Breeze, and Smokey Bones), and more than 75 national retailers through its system. NBO also offers online sources for more than 10,000 businesses nationwide, which have previously conducted business with shopping malls and shopping mall tenants.

        The agreement entered into with eBay allows NBO to become eBay's preferred provider by creating a gift certificate destination site for eBay's 30 million registered users. The agreement requires eBay to market and promote the gift certificate destination currently being developed by driving buyers to NBO's store front via banner ads, mass e-mails to registered users and other significant campaigns currently being used by eBay.

                        THE GIFT CERTIFICATE TRANSACTION

        The time required to complete transaction via the Internet or CTU is between two and three minutes, including processing time for credit card verification. Kiosk transactions typically take less time (one minute) due to the elimination of human interaction. The transaction begins with the customer being prompted to select a retailer and enter the gift certificate amount (gift certificates can be purchased in denominations from $10 minimum to $100 maximum, in one dollar increments, as may be desired). Once an amount has been entered, the customer is asked to confirm the certificate amount, enter a different amount, or make additional purchases.

        To pay for the transaction via the Internet, a consumer supplies the credit card of his/her choice when prompted. At a Kiosk, the customer is prompted to insert a credit/debit card or cash. All Kiosks are designed to accept credit/debit cards, as well as cash and can also dispense change if necessary. The Company's CTUs at service desks or cash registers will accept all forms of payment including credit/debit cards, cash and personal checks, and provide human interface for those consumers that may be intimidated using the Kiosks.

        After payment has been processed at a Kiosk or CTU, the retailer's name, logo and purchase amount, along with a document control number for security and verification purposes, are printed on a full color gift certificate form, from blank stock contained inside the Kiosk or at the customer service desk, and is dispensed to the customer along with a receipt showing all charges.

        Kiosks direct the customer to take one of the specially designed envelopes from a holder located on the side of the machine and place the gift certificate inside. Also located on the side of the Kiosk are special order forms for those customers who wish to make a gift certificate purchase by direct mail using a check. At the conclusion of the transaction, the screen thanks the customer for using the service and, within a few seconds, the screen on the Kiosk returns to the introductory screen. In order to make the network secure for all parties, many security features have been implemented into the system, including 24-hour-a-day/365-days-a-year service and support for all Kiosks and CTUs. When a customer subsequently presents a gift certificate to a retailer for redemption, the retailer will treat the transaction in exactly the same manner as if the customer were paying by check and will simply deposit the gift certificate into his bank account at the end of the business day. The NBO gift certificate contains the necessary information encoded at the bottom so that it can be processed through the Federal Reserve check clearing system, giving the retailer's merchant account immediate credit for the deposit.

     REVENUES FROM SALE AND DISTRIBUTION OF GIFT CERTIFICATES AND GIFT CARDS

        NBO's revenues from the sale of retail and mall gift certificates are presently derived from: (i) convenience fees charged to consumers on gift certificates sold, (ii) interest income on purchased but unredeemed certificates and cards, (iii) administration fees on gift cards that remain unredeemed until expiration, (iv) balance of funds remaining on account after expiration, and (v) shipping and fulfillment fees. At the appropriate time the Company will also generate revenue from print advertising on gift certificates and on-screen advertising from Kiosks. In addition, service fees are earned from retail merchants when the gift certificates are redeemed. Convenience fees charged to consumers are typically a fixed dollar amount per certificate, while service fees charged to merchants are a percentage of the certificate's face value. The actual fees charged may vary from account to account.

        NBO has two different business models with respect to national retail chains: The first consists of NBO purchasing certificates from the retailer and reselling the certificates at a profit based on the negotiated margin; in the second scenario, the Company negotiates a margin with the retailer and retains control of the funds. In the latter case, NBO earns revenue from: (a) the resale margin which may be less than the margin negotiated in the first scenario as the retailer retains the funds; (b), interest earned on funds held in escrow until gift certificates are redeemed; (c) administration fees on unredeemed, expired certificates where permitted by law; and (d) print advertising on gift certificates and on-screen advertising from Kiosks (yet to be implemented).

        In addition, the Company may pursue an additional revenue opportunity with an orientation toward selling/leasing its CTUs, Kiosks and supporting hardware and licensing its software applications to the retailers. In addition, customized software and database development will be required for individual custom applications resulting in additional revenue to NBO for this service.

                        STRATEGIC ALLIANCES AND CONTRACTS

        Mall Agreements. Since early 1998, NBO has been aggressively negotiating with a number of the top mall owners in the United States for the exclusive rights to install and operate NBO gift certificate programs in their properties. The response to the NBO program by these mall owners, who control a significant portion of the approximately 3,000 enclosed malls located in the United States, has been positive and resulted in the following agreements.

        Urban Retail Properties, Inc. ("Urban"): In August 1998, NBO entered into an exclusive agreement with Urban, the fourth largest mall operator in the United States. The initial agreement consisted of 13 malls, which were installed by NBO prior to the 1998 holiday season. In 1999, eight additional malls were added to NBO's Urban Network for a total of 21 malls, fully operational for the 1999 holiday season. As of July 27, 2001, there are 25 Urban malls installed and operational and are located in Illinois (11 malls), Florida (2 malls), California (4 malls), Massachusetts (1 mall), Oklahoma (2 malls), Oregon (1 mall), Tennessee (2 malls) and Utah (2).

        The Rouse Company ("Rouse"): On September 20, 1999, NBO initially signed a six month contract with Rouse, the third largest owner of mall properties in the United States, to place CTUs and Kiosks in five of their mall properties. The initial contract with five malls acted as a beta project that has proven successful. As a result, the Rouse agreement has been expanded to include the original five malls and an additional 36 malls in 2000 and 2001 for a total of 41 malls currently installed and operational. Rouse malls that are part of the NBO network are located in Colorado (1), Florida (4), Georgia (2), Illinois (1), Iowa (1), Kentucky (1), Louisiana (2), Maryland (8), Massachusetts (2), Michigan
(1), Minnesota (1), Nevada (1), New Jersey (7), New York (1), Ohio (2), Oregon
(1), Pennsylvania (3), Utah (1), Washington (1).

        Konover Property Trust ("Konover"): On February 24, 2000, NBO signed a five-year contract with Konover to manage the Internet and Corporate components for 28 of their 150+ properties and has added two more subsequently, for a total of 30. At this time, two of their centers have installed a CTU with others to be rolled out at later dates. Konover properties are located throughout the US, at present the contract with NBO includes centers in the following states: Alabama
(1), Arizona (2), California (1), Florida (1), Georgia (1), Iowa (1), Illinois
(1), Kentucky (2), Louisiana (2), Maine (1), Mississippi (1), Missouri (2), Nebraska (1), New York (1), North Carolina (1), South Carolina (1), Tennessee
(4), Texas (5) and Utah (1).

        JP Realty, Inc. ("JP"): On September 23, 1999, NBO signed a five year, exclusive contract with JP to place its CTUs and Kiosks in 18 mall properties. Although JP is not among the top ten mall owners in the country, they have a significant presence in the intermountain area and continue to expand their portfolio through acquisitions. JP malls that are part of the NBO network are located in Utah (4 malls), New Mexico (2 malls), Idaho (4 malls), Wyoming (2 malls), Washington (3 malls), Oregon (1 mall), Arizona (1 mall) and California (1 mall).

        Other Independent Mall Properties: In addition, NBO has signed agreements with seven independently operated properties: the American Mall of Memphis (Memphis, Tennessee), Chicago Ridge (Chicago, Illinois) Baldwin Hills Crenshaw Plaza (Los Angeles, California), Cutler Ridge (Miami, Florida), Lincoln Mall (Matheson, Illinois), Prime Retail (Barceloneta,

Puerto Rico) and Monmouth Mall (New Jersey).

        Retail Agreements: In October 2000, NBO began the installation of 37 kiosks at Smith Supermarkets in the Salt Lake City market. To date, NBO has signed up over 245 retailers representing more than 500 retail locations in the Salt Lake City area, both large and small, to participate in the GC Program with more to be added as the program develops.

        Darden Restaurants: On August 8, 2000 NBO signed an exclusive, three-year contract with Darden Restaurants, Inc. (DRI) a subsidiary of General Mills Restaurant, Inc., (GMRI) to fulfill Internet Gift Card sales for Olive Garden, Red Lobster, Bahama Breeze and Smokey Bones restaurants nationwide. Orlando, Florida-based Darden Restaurants, Inc. (NYSE: DRI) is the largest casual dining restaurant company in the world, operating more than 1,100 restaurants in North America. The program employs magnetic stripe technology and is one of the most advanced gift card programs in existence.

        EBay Inc.: The agreement entered into with eBay allows NBO to become eBay's preferred provider by creating a gift certificate destination site for eBay's 30 million registered users. The agreement requires eBay to market and promote the gift certificate destination currently being developed by driving buyers to NBO's store front via banner ads, mass e-mails to registered users and other significant campaigns currently being used by eBay. The eBay agreement is described more fully in "Business -- Business Strategy".

        The Company will be focusing on similar exclusive agreements whereby NBO will act as the exclusive provider/fulfillment agent for major national retailers. These relationships are customized to the specific needs of NBO's clients and can include custom packaging, reporting, site design, etc.

                            NEW BUSINESS INITIATIVES

        Current NBO new business initiatives are focused on developing magnetic stripe and smart card solutions for the gift certificate market and then leveraging smart card technology to enter venue/arena, amusement parks, and fair and attractions industries

OVERVIEW OF MAGNETIC STRIPE STORED VALUE GIFT CARDS

        Magnetic stripe cards are most commonly used as credit cards and debit/ATM cards. This technology has an application in the gift certificate industry as a "stored value" or debit card. The magnetic stripe card can be pre-loaded in fixed denominations or loaded at the time of purchase for any amount the customer chooses. While the magnetic stripe card is not as powerful or versatile as the latest smart card technology, magnetic stripe technology is widely accepted in the U.S. market, and is less costly than smart card technology. Accordingly, magnetic stripe technology will continue to replace paper and be the preferred technology in many applications until smart cards are widely accepted.

        Using stored value, retail merchants have the ability to gather demographic information by knowing where and when the card was purchased, where and when the value was used and what the value was used to purchase. Unlike paper certificates, when less than the full face value of the card is used, no cash is given back and there's a very good chance the cardholder will visit the store again to use the balance remaining on the card. It is predicted that by 2005, plastic will represent 80% of the gift certificate market, for a total of about 850 million gift cards. As stated previously, prepaid stored value cards are becoming more popular because 23% of Americans don't have bank accounts, 28% of households can't obtain credit cards, 50% of households have web access, teens spend $153 billion a year mostly in cash. Stored value eliminates the need to carry cash and plastic keeps sales in the stores because no change has to be given. (Source: Total Systems Services Inc., Columbus, GA)

STRATEGIC ALLIANCE

        WildCard Systems, Inc: In March 2001, NBO entered into an agreement with WildCard, a global leader in delivering high quality electronic stored value e-payment solutions involving complex financial transaction processing, web-based applications and custom software development. Stored value (prepaid) type products, particularly those designed to make purchases on the Internet, represent the biggest untapped market for consumer payments. WildCard's secure e-transaction platform is supported by a full range of services to deliver complete host-based stored value solutions for a wide range of vertical markets. WildCard was selected by Visa USA as a Preferred Processor for stored value payment systems.

        NBO's agreement with WildCard Systems, Inc. allows NBO to offer branded or non-branded cards, enabling signature-based debit services in an open or closed transaction environment, to be sold, activated and funded at NBO's distribution locations. Cards are a variation of the bankcard association designations Visa or MasterCard. Because this works in an open environment, no special hardware is required and will work on any point-of-sale terminal currently accepting Visa or MasterCard. At this time we are completing agreements with existing clients, as well as additional new customers, for a test pilot project using stored value cards with the intent of converting additional malls beginning early next year and will continue the conversion process until completed.

        This service will also allow NBO to continue dialogue with other major mall developers and offer them the services of stored value gift cards. In addition, this relationship opens the door for NBO to offer turnkey stored value services to a variety of business opportunities outside of the mall category providing our Company with a financial opportunity not available from paper gift certificate programs. With paper programs, there is no solution available for the retailer to debit a portion of the gift certificate if the transaction is less than the full face, thus requiring the retailer to give cash back, which could be spent elsewhere. Paper gift certificates also require NBO to send 100% of the face value amount to the retailer, terminating the Company's ability to earn future interest income on the unredeemed balance. Stored value gift cards require only the purchase amount to be debited, leaving the balance in our accounts to collect interest income and also allows NBO to generate additional revenue from administration fees not available with paper programs.

        The Company will begin testing stored value gift cards in several malls in the second half of 2001 and begin the conversion of paper gift certificates to stored value gift cards immediately following the results of the test. The test period is expected to last 30 to 60 days. If the test is successful, the stored value gift card program will serve participating merchants better as more funds will remain with the merchant and provide NBO with greater revenue possibilities through revenue sources unavailable from paper programs.

                                   COMPETITION

        This competitive analysis will focus on two primary areas of NBO's current business model: mall distribution and national retail merchant distribution.

MALL DISTRIBUTION CHANNEL

        NBO made a strategic business decision in the first quarter of 1998 to develop and implement a turnkey gift certificate distribution system for the United States Shopping Center Industry. This program was introduced at the International Council of Shopping Centers Convention in Las Vegas, Nevada in May of 1998. At the time of introduction, there were two formidable competitors to NBO that continue to be competitors. The first is the actual mall developers that currently manage their own gift certificate programs in-house. Although these developers could be viewed as a competitor, NBO views them as additional opportunities.

        With the availability of stored value gift cards, mall developers who have chosen in the past to manage their own programs will now be required to outsource this service if they want to convert from paper to plastic. NBO has already established four long-term contracts with significant companies that previously managed their programs inhouse and NBO is hopeful that other major developers will follow suit when they see the results of these relationships as they develop.

        The Company's primary competitor is Mid-America Gift Certificate Company ("Mid-America"), a subsidiary of Mid-America Bank. MidAmerica currently has programs with approximately 250 malls in the United States representing approximately $250,000,000 in face value of gross gift certificate sales. This company controls market share in the mall industry at this time due to the fact that they were first to market. They offer a software program with hardware designed to dispense gift certificates from Customer Service Centers only. To the Company's knowledge, at this time, they do not offer any Kiosk technology, corporate fulfillment or Internet capabilities. With the Mid America program, malls must facilitate large corporate orders at the mall creating a tremendous administrative burden and tying up the system for individual orders. To our knowledge, their only revenue source is interest income earned on unredeemed certificates.

        There are other less significant companies that we are aware of, none of which we feel will impact NBO's ability to continue its existing momentum securing market share in all areas of this industry.

NATIONAL RETAIL MERCHANT DISTRIBUTION

        For competitive purposes, this category can be segregated into three areas of distribution with corresponding competition associated with each of the following areas:

1. INTERNET - The primary competitors are as follows:

        Giftcertificates.com: Based in New York City, New York, its initial penetration into the market has focused on reselling and distributing gift certificates for national retail chains. To the best of NBO's knowledge, the vast majority of its merchants represented on its system are national retailers, and they do handle some corporate gift certificate sales. They take orders for certificates and then purchase the certificate from the appropriate retailer and forward them to the purchaser via mail or other expedited delivery methods. Their revenue sources appear to be derived from the difference between the discounted prices paid by Giftcertificates.com and the face value their customers pay, and from margin earned from add-on items such as greeting cards and packaging and perhaps advertising on their web pages. Besides receiving an order for a specific retailer and then fulfilling it, Giftcertificates.com also offers a Super Certificate that may be redeemed by the consumer for any of their participating merchants.

        Webcertificates.com: Based in Philadelphia, Pennsylvania, this company sells online gift certificates that are redeemable at any online merchant that accepts credit cards. The certificates are distributed via portals and other sites and sent via e-mail and are also sold to corporations and consumers.

        Flooz.com: Based in New York City, New York, Flooz.com offers online script that is redeemable at approximately 65 online stores. No service fees are charged to customers sending Flooz.com, it earns its revenue from a fee or discount from participating merchants. Its spokesperson is Whoopi Goldberg. The services of Flooz.com include reminder services and free gift cards. Its investors include Venture Strategy Partners, Maveron, Brentwood Associates and Oak Investment Partners.

        800 Giftcertificates: Based in Patterson, New Jersey, 800
Giftcertificates has adopted the purchase and resale model that Giftcertificates.com has used. It has approximately 100 national retailers on its web site. It appears that the major channel for them is telephone sales.

        CertifiChecks.com: Based in Dayton, Ohio, this company offers consumers the ability to purchase gift certificates from local and national retailers offline. CertifiChecks.com then sends them to the customers via mail. Retailers pay a small annual fee to participate and the consumer pays a processing fee of $0.95 per transaction.

        2. RETAIL DISTRIBUTION POINTS - After significant research the Company has been unable to identify any other company in the United States that proposes to or is currently selling gift certificates through Kiosks or through a national network of point of sales terminals consisting of Kiosks and CTUs. NBO believes it was the first to market with the initial beta test site in Salt Lake City, Utah. If this test proves successful, NBO plans to expand the concept into other markets.

        3. TELEPHONE CALL CENTER - Each Internet Gift Certificate Company listed above has developed small call centers. Their centers are primarily set up to administer inbound order taking calls only. None of them have established any sizable sales efforts through the telephone. Because of this, potential corporate customers are unaware of these web sites.

                                 NBO TECHNOLOGY

COUNTER TOP UNITS ("CTUS")

CTU components were selected to provide a reliable, cost effective solution for clients. The system consists of:

        -       Pentium II Computer
        -       Monitor, Keyboard and Mouse
        -       MICR Laser Printer
        -       Uninterruptible Power Supply
        -       Various Connectivity Options
        -       Verifone Credit Card Terminal

ELECTRONIC KIOSKS

        The internal hardware components of NBO's Kiosk were carefully selected to provide a reliable and cost effective solution for establishing information centers and revenue sources while minimizing employee involvement.

        -       MICR Laser Printer.
        -       ELO 17" touch-screen VGA monitor.
        -       American Magnetic single swipe card reader.
        -       Veriphone compatible PIN Pad for debit card processing.
        -       Cash Code bill validator.
        - APC programmable battery backup power supply providing up to 30 minutes of power and allows a programmable shut down and restart.
        - Intel Pentium based processor with 32MB RAM hard drive, sound and video cards, rocket port and Windows NT.

SOFTWARE METHODOLOGY

        NBO's software design methodology allows several modular applications to run on outlet computer systems (outlets) comprised of Kiosks and CTUs simultaneously. This modular design approach allows NBO to develop custom Kiosk and point of sale solutions very quickly and can be configured to accept a variety of payment methods. For example, one Kiosk can be configured to accept cash only while another, running the same software modules can be configured to accept cash, credit and debit cards.

        Many applications require an interface to a backend database. Depending on the application, NBO has the ability to interface using Open Data Base Connectivity ("ODBC"), Transmission Control Protocol/Internet Protocol ("TCP/IP") Sockets or through file transfers. In addition, NBO can develop applications utilizing all three methods of backend connectivity simultaneously, thus allowing a single outlet to access multiple databases located in different cities or countries.

        Furthermore, software has been developed to connect to various networks using dial-up, DSL, frame relay and Ethernet. Because of our flexible design strategy, we can configure outlets to suit the needs of our partners and clients quickly, easily and effectively.

COMMUNICATIONS AND NETWORK EQUIPMENT

        NBO designed its transactional Kiosk for flexibility by utilizing a variety of communication and networking options designed for specific requirements. The NBO Kiosk can operate under the following communication options: Local Area Network (LAN) Ethernet, WAN, Frame Relay, Point to Point and Dial-Up. Despite its dependence on telecommunications and computer networks, the NBO Kiosk is quite easy to use. The time required to complete a transaction is usually between two to three minutes, which includes credit/debit card verification time. The Kiosk's main screen displays information telling the customer what kind of services and products are available.

SYSTEMS

        The gift certificate system consists of an MS-SQL database, outlets, Internet web server for sales, Intranet sales and support interfaces, Visual Basic corporate fulfillment, Access database front end connection for gift certificate tracking and reporting, and a credit/debit card processing server. The gift certificate database is housed at NBO's corporate offices. It operates using MS-SQL 7.0. The Internet web site uses HTML presentation and Active Server Pages (ASP) to interface with databases. Credit card processing is done in real time.

KIOSK DESIGN

        The Kiosks are designed and engineered by NBO and outside manufacturing firms. NBO assembles and integrates all Kiosk components, which are fully tested prior to assembly. Production time to manufacture the Kiosk enclosures and integrate internal equipment varies depending on customization, but the time required to produce a Kiosk is typically between six to eight weeks. Delivery and installation time takes an additional two weeks. Attractively designed to complement the decor of a mall or retail outlet, Kiosks are built to withstand customer use and abuse in high-traffic areas, requiring only periodic maintenance and upkeep. Each Kiosk, as currently designed, measures approximately 78" tall, 32" wide and 27" deep and weighs, when fully equipped and configured, approximately 600 pounds.

NETWORK, SERVERS & SECURITY

        NBO currently hosts multiple servers utilizing RAID arrays, tape backup and network redundancy. NBO hosts its own web site and Linux firewall. Additionally, NBO utilizes CISCO secure routers for its frame relay network. Web based transactions are secured using 128bit encryption. Intranet is protected using username and password security. All web access to NBO utilizes strong firewall technology.

                                    EMPLOYEES

        As of July 27, 2001, NBO had 52 full-time employees and four part-time employees. NBO has entered into confidential non-disclosure and/or employment agreements with its officers, directors and employees. None of the Company's employees are represented by a labor union. The Company believes that its relationship with its employees is good.

                             REPORTS TO SHAREHOLDERS

        After the effective date of this registration statement, the Company will be required to file with the SEC all reports required by the SEC under the Securities Exchange Act of 1934, as amended. These reports include quarterly reports, annual reports, and other interim reports concerning items material to the Company. Annual reports and proxy statements will be sent to the shareholders annually in accordance with Federal laws and regulations. Officers of the Company will be required to file reports disclosing their ownership and changes in ownership of the Company's securities. The public will be able to read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company intends to file its reports electronically. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the Internet web site is: http://www.sec.gov. The Company's Internet web site is located at http://www.nbo.com.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The Company, to date, has not generated sufficient revenues to meet on-going expenses of operation. The Company was incorporated in June of 1994 with the purpose of developing a state-of the-art event and entertainment ticket distribution system. The first two years of operations were spent primarily on the development of software and design and integration of hardware components in the kiosk. After this was completed, kiosks were installed in Lansing, Michigan as the initial beta test site for the Company. Additional markets were installed in several geographic areas, demonstrating the technology and capabilities of the Company to the industry.

        In late 1997 and early 1998, the Company decided to pursue the opportunity in the distribution of gift certificates, using technology similar to that already developed for the ticketing business. In 1998 the Company was successful in finalizing an agreement with Urban Retail Properties, Inc., one of the nation's largest mall owner/operators, to distribute gift certificates on an exclusive basis for 14 of their properties. As a result of this contract, the Company was able to generate in sales in excess of $4.3 million in face value of gift certificates in the year ended March 31, 1999, resulting in fees and interest income to the Company of $387,054.

        In the fall of 1999, the Company's exclusive agreement with Urban was expanded to include eight additional mall properties bringing the total number of Urban properties to 21 malls and as of July 27, 2001, a total of 25 Urban malls are installed and operational. During the fall of 1999, NBO entered into exclusive agreements with The Rouse Company to manage gift certificate programs for five of its 44 properties as a test and if successful, the balance of their portfolio would be included, all of which were installed and operational for the 2000 holiday season. In 1999, NBO also entered into an agreement with JP Realty Inc. to manage gift certificate programs for its entire portfolio of 18 properties as well as agreements with additional independent malls bringing the total to 88 malls installed and operational as of July 27, 2001.

        In summary, NBO expanded its presence in malls in operation from 14 in 1999 to 47 in 2000 and 88 in 2001. The face value of gift certificate sales volume through the Company's system increased from approximately $4.3 million for fiscal year ending March 31, 1999, to approximately $21 million in face value of gift certificates in fiscal year ending March 31, 2000, and to over $43 million in face value of gift certificates for fiscal year ending March 31, 2001. This represents a 388% increase in volume from 1999 to 2000 and a 105% increase from 2000 to 2001. In August 2000, the Company entered into an exclusive three-year agreement with Darden Restaurants, Inc. (the largest casual dining restaurant chain in the world) to sell gift cards via the Internet for all Olive Garden, Red Lobster, Bahama Breeze and Smokey Bones restaurants. For the year ended March 31, 2001, the total face value of gift cards sold was $906,480, resulting in revenue to the Company of approximately $91,000. See below for an explanation of the accounting treatment of sales of gift certificates and gift cards.

        In April 2000, the Company signed an agreement with Smith's Food and Drug Stores, the leading supermarket chain in Salt Lake City, to distribute gift certificates from 37 Smith's store locations along the Wasatch front. To date the Company has signed agreements with more than 245 local retail businesses, with more than 500 retail outlets. Kiosks were installed in all 37 store locations in November 2000. These installations are being used as a beta test for roll-out in additional markets across the country if successful.

        In July 2001, NBO entered into an Advertising and Promotional Agreement with eBay, Inc. This agreement is described under "Business Strategy" in Item One. Under this Agreement, the Company will be obligated to pay eBay a percentage of the sales of gift certificates or gift cards sold through eBay. The agreement may be terminated by either party upon 30 days notice. The Company expects to commence sales through eBay in the 3rd Quarter of 2001. At this time, the Company is unable to forecast its expected revenues from this agreement.

        As of July 27, 2001, NBO has also contracted to re sell gift certificates for more than 75 national retailers whereby the Company purchases their gift certificates and then re-sells them on the Company's Internet site.

        The success of the Company's gift certificate programs under management will allow the Company to build from this success and enter into similar agreements with other mall owner/operators.

        The Company's revenue model is predicated on five principal sources: (i) interest income on purchased but unredeemed certificates and gift cards, (ii) transaction/service fees on the purchase of certificates and gift cards, (iii) administration fees on gift cards that remain unredeemed until expiration, (iv) funds not paid out upon usage of the gift certificates (breakage) remaining on account after expiration, and (v) shipping and fulfillment fees.

        The accounting treatment for financial statement purposes of revenues from the sale of gift cards and gift certificates is complex. In cases where the Company's sale of gift certificates and gift cards are similar to the activities of an agent that receives commissions, then the revenues from the sale of gift certificates and gift cards would not be included in the revenues of the Company in the financial statements. However, in cases where the Company bears financial risk and other indicators of control over the product or service, then the Company would include in revenue for financial statement purposes the revenues from the sale of gift certificates and gift cards. The accounting treatment for financial statement purposes in each case will depend on the facts and circumstances, including the terms of the contracts relating to the sale of the gift certificates or gift cards. In cases where the face value from the sale of gift certificates and gift cards are not included in revenues of the Company for financial statement purposes, the amount of such revenues will be disclosed either as a memorandum item on the statement of operations or in footnotes to the financial statements. Revenues from transaction/service fees, interest on the proceeds from the purchase of gift certificates in the restricted accounts, administration fees on expired unredeemed gift cards, and advertising revenues would be recognized by the Company as earned.

RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED MARCH 31, 2001 AND 2000

        Revenues

        Revenues for the year ended March 31, 2001 were approximately $689,000, which was an increase of about $436,000 over the year ended March 31, 2000. This increase resulted from additional interest on restricted cash of approximately $258,000 and an increase in income from the sale of third party gift certificates and fee income of almost $194,000. The increase in interest income resulted from an increased volume in the face value of gift certificates during the year of approximately $22,000,000. This increased volume resulted in an average monthly restricted cash balance during the year ended March 31, 2001 of approximately $8,600,000, compared to an average monthly-restricted cash balance during the year ended March 31, 2000 of approximately $4,191,000. The increased interest income resulted from the increased monthly-restricted cash balance.

        Under generally accepted accounting principles applicable to the gift certificate industry, the inclusion of the amounts of sales of gift certificates and gift cards into the revenues of NBO depends upon the facts and circumstances of each contract pursuant to which gift certificates and gift cards are sold. Under current contracts entered into between NBO and various mall operators and merchants, NBO primarily only recognizes fees collected as an agent on the face value of gift certificates and gift card sales. For fiscal year ending March 31, 2000, NBO recorded $253,058 in gross revenues on the sale of approximately $21,000,000 in face value of gift certificates and gift cards. In fiscal year ending March 31, 2001, NBO recorded $689,388 in gross revenues on the sale of approximately $43,000,000 in face value of gift certificates and gift cards.

        Personnel

        Personnel expense increased from approximately $1,732,000 for the year ended March 31, 2000 to approximately $2,749,000 for the year ended March 31, 2001, as a result of hiring additional employees to service the Company's expanded operations as a result of increased volume of sales of gift certificates and gift cards.

        Rent and Office

        The Company moved to a new and larger office in February 2000. This move resulted in rent expense increasing from approximately $174,000 for the year ended March 31, 2000 to approximately $301,000 for the year ended March 31, 2001. This move allowed the Company to become more efficient by consolidating the Company's office and warehouse locations and provided additional needed space to handle the Company's growth and call center. The expanded office and additional personnel also resulted in office expenses increasing from approximately $305,000 for the year ended March 31, 2000 to approximately $457,000 for the year ended March 31, 2001.

        Selling Expenses

        Selling expenses increased from approximately $493,000 for the year ended March 31, 2000 to approximately $623,000 for the year ended March 31, 2001. This increase was a result of additional activity in providing gift certificate services for additional malls and in acquiring additional contracts with National and Salt Lake City retailers.

        Interest Expense

        Interest expense increased from approximately $347,000 for the year ended March 31, 2000 to approximately $1,211,000 for the year ended March 31, 2001. Approximately $792,000 of the increase resulted from non-cash charges to interest expense, resulting from the warrant holder's beneficial conversion features in some of these new notes.

LIQUIDITY AND CAPITAL RESOURCES

        The cash balance decreased from approximately $462,000 at March 31, 2000 to approximately $8,000 at March 31, 2001 primarily as a result of an increase in net loss and a decrease in proceeds from the sale of common stock for the year ended March 31, 2001.

        Restricted cash at March 31, 2001, which is held to redeem outstanding gift certificates, increased during the year by approximately $5,411,000, resulting from an increased sales volume in the face value of gift certificates sold during the year.

        The notes owing to stockholders increased from approximately $611,000 at March 31, 2000 to approximately $1,554,000 at March 31, 2001 in order to provide working capital to finance the operations of the Company.

        The Company is not generating sufficient cash flow to meet its obligations and to sustain operations without additional infusions of capital. In fiscal year ended March 31, 2000, the Company completed a private placement of its common stock with net proceeds to the Company of $6,454,133. The Company used the proceeds of this offering to repay $2,575,419 in debt and interest of the Company and to fund operations. An additional private placement was undertaken and completed on October 19, 2000, that provided $2,309,461 in proceeds to NBO, which was used for working capital and the purchase of equipment for the Company's call center. A private placement was undertaken on November 1, 2000 and completed in July 2001, providing gross proceeds of $2,002,000 to NBO, which was used primarily for working capital. The Company will have to raise additional funds from investors in order to sustain the operations of the Company in the near term. Any financing, if available, may be on terms unfavorable or unacceptable to the Company.

ITEM 3. DESCRIPTION OF PROPERTY

FACILITIES

        Salt Lake City Headquarters. The Company's headquarters are currently located at 3676 West California Avenue, Building D, Salt Lake City, Utah. This facility consists of approximately 28,800 square feet of leased space, which is comprised of 22,820 square feet of office space and 5,980 square feet of warehouse facilities. Included in the office space is a 9,120 square foot call center that can accommodate up to 200 employees. The term of the lease is five years, which will expire on February 1, 2005, with one three-year renewal option, that the Company must exercise 120 days prior to the expiration of the lease. The facility is leased from 5B Bangerter LLC at a base monthly rent of $24,545.

        California Office. The Company also rents a sales office facility in Irvine, California. This facility consists of approximately 500 square feet of rented office space under a one- year lease which is renewed annually. This facility is leased from American Office Center at a base monthly rent of $1,127. The Company is required to pay as additional rent a proportionate share of the building's operating costs for telephone service, including local and long distance telephone charges, telecopy service, photocopies, and postage. The office in Irvine, California is staffed by Frank E. Layton, the Company's Vice President of Financial Relations.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                             PRINCIPAL STOCKHOLDERS


        The following table sets forth the ownership of the Company's Common Stock, as of July 27, 2001, by (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding shares of the Company's Common Stock, and (ii) all executive officers and directors of the Company individually and as a group.


                                                                                                                 PERCENTAGE
                                                           SHARES BENEFICIALLY              NATURE OF            BENEFICIALLY
NAME AND ADDRESS                                                OWNED(1)                  OWNERSHIP(1)             OWNED(2)
----------------                                           -------------------            -------------          ------------
Keith A. Guevara                                                2,268,620                       D                    29.6%
5455 East Pioneer Fork Road                                     2,500,000                       I
Salt Lake City, Utah 84108

Randy J. Steck                                                     37,500                       I                     0.2%
2472 East 10375 South
Sandy, UT 84092

Kent Jasperson                                                      4,433                       D                     1.1%
150 East Cobblecreek Road                                         175,000                       I
North Salt Lake, Utah 84054

Andrew Boyd-Jones                                                       *                                               *
825 Buena Vista Way
Laguna Beach, CA 92651

Frank E. Layton                                                    93,279                       D                     2.4%
462 Cliff Drive 6                                                 300,000                       I
Laguna Beach, California 92651

Christopher Foley                                                   3,429                       D                     0.3%
2191 East Mabey Drive                                              50,000                       I
Salt Lake City, UT 84109

John J. Arego                                                       7,800                       D                     0.3%
1342 East Vine Street                                              32,827                       I
Holladay, UT 84121

Louis N. Pozzuoli                                                   4,860                       D                     0.1%
775 West 1400 North                                                32,827                       I
West Bountiful, UT 84087

Hayden Felt                                                        20,000                       I                     0.1%
1331 North 200 East
Centerville, UT 84014

All officers and directors as a group (9 persons)               5,510,248                                            34.1%

----------

*       Represents less than 1%.

(1) Indirect and Direct ownership are referenced by an "I" or "D", respectively. All shares owned directly are owned beneficially and of record and such shareholder has sole voting, investment, and dispositive power. Total beneficial ownership assumes the exercise of a right to acquire beneficial ownership by exercising incentive stock options owned by the individual.

(2) The percentage calculation takes into account the contingent increase in the number of issued and outstanding voting securities represented by the exercise or conversion of the shareholder's right to acquire beneficial ownership.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

          DIRECTORS, EXECUTIVE OFFICERS, KEY EMPLOYEES AND CONSULTANTS

        The Company has 52 full time and four part time employees and is managed by a Board of Directors consisting of three directors, two of which are employees of NBO. In addition, independent consultants sometimes perform services for NBO on as "as needed" basis. All officers, key employees and consultants have entered into employment and confidential non-disclosure agreements with the Company. The following table sets forth certain information as of July 27, 2001 concerning the directors, executive officers and key employees of the Company:


                                              DIRECTOR, OFFICER OR KEY
NAME                          AGE                  EMPLOYEE SINCE                                 POSITION
----                          ---             ------------------------                            --------
Keith A. Guevara               51                    June 1994                    Chairman of the Board,
                                                                                  President and Chief Executive Officer

Randy J. Steck                 45                    March 2000                   Chief Operating and Technology
                                                                                  Officer and Director

Andrew Boyd-Jones              44                    May 2001                     Director

Kent Jasperson                 52                    July 1994                    Chief Accounting Officer,
                                                                                  Secretary and Treasurer


Frank E. Layton                50                    June 1994                    Vice President of Financial Relations

Christopher Foley              38                    March 2001                   Vice President-Finance

John J. Arego                  42                    September 1995               Director of Engineering

Hayden Felt                    43                    October 1999                 Vice President-Sales

Louis N. Pozzuoli              41                    September 1998               Vice President-Marketing

        Keith A. Guevara is the Company's founder and has been Chairman of the Board, President and Chief Executive Officer of the Company since its incorporation in June 1994. Mr. Guevara devotes his full-time efforts to the Company's business activities. He has over 23 years of combined sales, marketing and management experience. From October 1988 to the present, Mr. Guevara also has served as the President of Financial Capital Management, Inc. ("FCM"), an investment firm primarily in the business of trading commodities. FCM was incorporated in 1988 but has been inactive since June 1994, when Mr. Guevara decided to devote his full-time efforts to the Company's business activities. From April 15, 1994 to the present, Mr. Guevara has additionally served as the President of Internet Marketing Group, Inc. ("Internet"), a marketing firm of which he is the sole stockholder. Internet was incorporated in April 1994, but has been inactive since June 1994 when Mr. Guevara decided to devote his full-time efforts to the Company's business activities. In addition, Mr. Guevara owns FCM Trading Group, Ltd., a commodity trading advisory firm registered with the National Futures Association. Mr. Guevara is the registered and licensed principal of that company.

        Randy J. Steck joined the Company in March 2000 as Chief Operating and Technology Officer and a director. Mr. Steck brings 20 years of high tech engineering and management experience to the Company. Prior to NBO, Mr. Steck served as President of Racore Technology Corporation for two years, a privately owned designer and manufacturer of fiber optic Local Area Network equipment. Mr. Steck was one of the founding partners of Racore, where he held several positions in hardware/software product design, engineering management, and as director of its Salt Lake City operations. In addition, Mr. Steck brings experience from his positions at IBM, as a military contractor, as a private consultant, and as one of the first 30 employees of Iomega during its start-up phase. Mr. Steck has a B.S. degree in Applied Physics, an M.S. degree in Electrical Engineering and an M.B.A. degree from Brigham Young University.

        Andrew Boyd-Jones has been a consultant with the Company since August 2000 and a member of the Company's Board of Directors since May 2001. Mr. Boyd-Jones has 25 years of investment banking and equity investment experience. Mr. Boyd-Jones founded and was CEO of Trenwith Securities, one of the premier middle market investment banking companies in the U.S. where he led over 300 m&a and corporate finance assignments resulting in combined transaction values of over $10 billion. Prior to his founding Trenwith Securities, Mr. Boyd-Jones led the leveraged buy-out team at Bankers Trust. Mr. Boyd-Jones received his BA from the University of Virginia and his MSc in Economics from the London School of Economics.

        Kent Jasperson has served as Controller of the Company since July 1994 and as its Chief Financial Officer from July 1994 until October 1999, when Mr. Miranda joined the Company. Mr. Jasperson devotes his full-time efforts to the Company. On January 17, 1995, he was appointed as the Company's Secretary and Treasurer. Mr. Jasperson has over 15 years of experience as a financial officer in various business entities. From June 1990 to July 1994, he served as the Controller of KUTV, Inc. From March 1987 to June 1990, Mr. Jasperson was the corporate tax specialist for KUTV, Inc., where he was responsible for preparing federal and state tax returns in six states. From May 1981 to November 1986, Mr. Jasperson was the tax manager and internal auditor for Gibbons and Reed Construction Company. From June 1973 to December 1978, he was an accountant with the regional accounting firm of Whitaker, Lipp & Healea in Seattle, Washington. From January 1979 to May 1981, he was a partner in that accounting firm. He received his CPA certificate in 1974 and is a member of the American Institute of Certified Public Accountants and the Utah Association of Certified Public Accountants. Mr. Jasperson holds a B.S. degree in Accounting from Brigham Young University.

        Frank E. Layton has been the Vice President of Financial Relations of the Company since its incorporation in June 1994. Mr. Layton devotes his full-time efforts to the Company's business activities. He has been involved in the securities, real estate syndication and venture capital industries for more than ten years. In February 1986, he became Regional Vice President of Fox Capital Corp., a large real estate developer. In that capacity he was responsible for the capital formation and securities marketing for 10 western states. He also has experience in consulting in the venture capital industry and successfully arranged for the initial capitalization of $10 million for a startup company in the quick lube industry. From 1988 to 1994, Mr. Layton, while employed by various broker dealers, consulted in the real estate and telecommunications industries through his firm, Frank Layton & Associates. His consulting centered on capital formation for start up companies and sales training to regional sales firms that participated in this capital raising process.

        Christopher Foley joined in March 2001 as Vice President of Finance, and has 16 years of financial analysis and securities industry experience. Mr. Foley most recently owned his own investment management firm through an independent broker dealer catering to high net worth individuals, corporations, retirement plans and charitable endowments serving as Chief Investment Officer and Portfolio Manager for two years. Prior portfolio management experience includes the positions of Vice President of Trust & Investment Management at Zion's First National Bank for three years, and Assistant Vice President at PNC Bank, NA, for three years. Mr. Foley has worked for several Fortune 100 companies in the financial analysis arena including General Electric, Johnson & Johnson, and American Express, and is also a US Navy veteran. Mr. Foley earned his Masters of Business Administration from Westminster College in Salt Lake City, and a Bachelor's degree in Business Management from the University of Cincinnati, with a minor in Information Systems.

        John J. Arego is currently the Company's Director of Engineering. Mr. Arego began at NBO in September 1995 as the Company's Senior Software Engineer. He has worked in software development for the Company during the past five years. Mr. Arego is skilled in database development, C and C++ programming and communications protocols. He has more than four years of experience in multimedia development. Mr. Arego received a B.S. degree in computer science from the University of Utah.

        Hayden Felt joined the Company in October of 1999 as Director of Sales. He has been Vice President of Sales since June 2000. He has over 20 plus years of retail experience, first starting his career with Carter Hawley Hale, a chain of department stores headquartered in California under the names of Broadway, Emporium and Weinstocks. While there Mr. Felt was responsible for the sales of Women's Soft Goods in the western U.S. Mr. Felt also was Director of Retail Sales for the Utah Jazz for two years, overseeing all 21 retail outlets and in addition all arena/event venues. Mr. Felt also served as a Director for Healthrider, Inc./Nordic Track USA for three years. His responsibilities included sales, marketing, and retail brand development. He has also served in a number of Utah/California merchant associations including President of Logan City Merchant Association, located in Logan, Utah. Mr. Felt received a Bachelor of Science degree from Utah State University in 1984.

        Louis N. Pozzuoli, Vice President of Marketing, has been with the Company since September 1998. Mr. Pozzuoli has over 20 years experience in advertising and marketing. His background includes advertising positions in the grocery industry, advertising agencies and inside advertising and marketing positions for Smith's Food and Drug Stores, Advo Systems, Safeway Stores, American Stores, Gillham Advertising, and Scopes Garcia-Carlisle Advertising. His expertise includes knowledge of advertising, design and production, including all types of printed material, billboard production, TV and radio production. Mr. Pozzuoli received a B.S. degree in Business Administration from University of Phoenix with an emphasis in marketing.

        All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors, or until death, resignation or removal. Officers serve at the discretion of the Board of Directors and under the terms of any employment agreement.

ITEM 6. EXECUTIVE COMPENSATION

        The following tables set forth certain summary information concerning the compensation paid or accrued for the Company's chief executive officer and each of its other executive officers that receive compensation in excess of $100,000 for years ended March 31, 1999, March 31, 2000, and March 31, 2001, the end of the Company's last completed fiscal year.


                                  Annual Compensation                                  Long Term Compensation
                      ------------------------------------------------  -----------------------------------------------------
                                                                                Awards               Payouts
                                                                        -----------------------     --------
                                                                        Restricted   Securities
Name and                                                  Other Annual     Stock     Underlying        LTIP        All Other
Principal Position      Year        Salary      Bonus     Compensation     Awards      Options       Payouts     Compensation
------------------    ---------    --------     -----     ------------  ----------   ----------      -------     ------------
Keith A. Guevara      31 Mar 01    $250,000       -0-          -0-          -0-         -0-             -0-           -0-
                      31 Mar 00     187,477       -0-          -0-          -0-         -0-             -0-           -0-
                      31 Mar 99     132,508       -0-          -0-          -0-         -0-             -0-           -0-

Frank E. Layton       31 Mar 01     120,000       -0-          -0-          -0-         -0-             -0-           -0-
                      31 Mar 00     104,746       -0-          -0-          -0-         -0-             -0-           -0-
                      31 Mar 99      84,405       -0-          -0-          -0-         -0-             -0-           -0-

        The following table describes the stock options granted to employees and directors during the fiscal year ended March 31, 2001.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR
                               (INDIVIDUAL GRANTS)



                                                   Percent Of
                              Number Of              Total
                              Securities          Options/SARs
                              Underlying            Granted To          Exercise Of
                             Options/SARs          Employees In         Base Price           Expiration
      Name                     Granted              Fiscal Year           ($/Sh)                Date
-----------------            ------------         -------------         -----------        --------------
Christopher Foley               50,000                 17.6                5.50            March 31, 2011
Randy J. Steck                  37,500                 13.2                5.50            March 31, 2011
Hayden Felt                     10,000                  3.6                5.50            March 31, 2011

        The following table sets forth information concerning the exercise of options to acquire shares of the Company's Common Stock by the executive officers at March 31, 2001 as well as the aggregate number and value of unexercised options held by the executive officers on March 31, 2001.

    AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
                               OPTIONS/SAR VALUES


                                                           Number of Securities Underlying            Value of Unexercised In-the-
                                                             Unexercised Options/SARs at                 Money Options/SARs at
                                                                  March 31, 2001($)                        March 31, 2001(#)
                                                     --------------------------------------------     ----------------------------
                         Shares          Value
                      Acquired on      Realized      Exercise
    Name              Exercise (#)        ($)         Price       Exercisable       Unexercisable     Exercisable    Unexercisable
    ----              ------------     --------      --------     -----------       -------------     -----------    -------------
Keith A. Guevara            -0-            -0-        $ 0.44         250,000              -0-             -0-             -0-
                                                      $ 1.10       2,250,000              -0-             -0-             -0-
Kent Jasperson              -0-            -0-        $ 0.40          62,500              -0-             -0-             -0-
                                                      $ 1.00          62,500              -0-             -0-             -0-
                                                      $ 3.50          50,000              -0-             -0-             -0-
Randy J. Steck              -0-            -0-        $ 3.00          25,000              -0-             -0-             -0-
                                                      $ 5.50          12,500              -0-             -0-             -0-
Andrew Boyd-Jones           -0-            -0-             0               0              -0-             -0-             -0-
Frank E. Layton             -0-            -0-        $ 0.40         250,000              -0-             -0-             -0-
                                                      $ 3.00          50,000              -0-             -0-             -0-
Christopher Foley           -0-            -0-        $ 5.50          50,000              -0-             -0-             -0-
John J. Arego            17,173         $6,869        $ 0.40          20,237              -0-             -0-             -0-
                            -0-            -0-        $ 3.50          12,500              -0-             -0-             -0-
Louis N. Pozzuoli           -0-            -0-        $ 3.00           7,500              -0-             -0-             -0-
                                                      $ 3.50           5,000              -0-             -0-             -0-
Hayden Felt                 -0-            -0-        $ 3.00          10,000              -0-             -0-             -0-
                                                      $ 5.50          10,000              -0-             -0-             -0-

1997 STOCK OPTION PLAN

        The Company has adopted a 1997 Stock Option Plan (the "Plan") for officers, employees, directors and consultants of the Company, which became effective on January 22, 1997. The Plan initially authorized the granting of stock options ("Plan Options") to purchase an aggregate of not more than 1,000,000 shares of the Company's Common Stock. On January 23, 1997, options for 956,250 shares were granted. On July 15, 1997 the Company's shareholders approved an amendment to the Plan to increase the number of shares of Common Stock reserved for issuance under the Plan by an aggregate of 2,750,000 shares. To date 99,673 options have been exercised and 215,250 options are available for grant for a total of 3,435,077 options outstanding.

        The Plan is administered by the Board of Directors who select the persons to whom options will be granted and will determine, subject to the terms of the Plan, the number, exercise, and other provisions of such options. Options granted under the Plan will become exercisable at such times as may be determined by the Board of Directors.

        Plan Options may be either incentive stock options ("ISOs"), as such term is defined in the Internal Revenue Code, or non-ISOs. ISOs may only be granted to persons who are employees of the Company. Non-ISOs may be granted to any person, including, but not limited to, employees of the Company, independent agents, and consultants, as the Board of Directors or the Compensation Committee, as the case may be, believes has contributed, or will contribute, to the success of the Company. The Board of Directors or the Compensation Committee as the case may be, shall determine the exercise price of options granted under the Plan, provided that, in the case of ISOs, such price may not be less than 100% (110% in the case of ISOs granted to holders of 10% or more of voting power of the Company's stock) of the fair market value (as defined in the Plan) of the Common Stock on the date of grant. The aggregate fair market value (determined at the time of option grant) of stock with respect to which ISOs become exercisable for the first time in any year cannot exceed $100,000.

        Plan Options are evidenced by a written agreement containing the terms described above which are applicable and such other terms and conditions consistent with the Plan as the Board of Directors may impose. The term of each Plan Option shall not be more than 10 years (five years in the case of ISOs granted to holders of 10% or more of the voting power of the Company's stock) from the date of grant. The Board of Directors has a right to amend, suspend or terminate the Plan at any time; provided, however, that unless ratified by the Company's stockholders, no amendment or change in the Plan will be effective which would increase the total number of shares which may be issued under the Plan, materially increase the benefits accruing to persons granted under the Plan or materially modify the requirements as to eligibility and participation in the Plan. No amendment, supervision or termination of the Plan shall, without the consent of an employee to whom an option shall heretofore have been granted, affect the rights of such employee under such option.

        Plan Options have been subsequently granted to award certain officers and key employees who have been employed by the Company and to help the Company retain these officers and key employees by providing them with additional incentives to contribute to the success of the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The Company borrowed $55,000 from Keith A. Guevara during the period July 11, 2001, through July 27, 2001, in order to cover on-going operating expenses. The loans are payable on demand. They bear no interest and Mr. Guevara has received no other consideration for the loans. Mr. Guevara will not demand repayment of the loans until the Company is in a financial position to repay it without adversely affecting the operations of the Company.

ITEM 8. DESCRIPTION OF SECURITIES.

        The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.0005 par value per share and 1,000,000 shares of Preferred Stock, $1.00 par value per share. The following description of the Company's capital stock is qualified in all respects by reference to the Company's Second Amended and Restated Articles of Incorporation.

        Common Stock. As of July 27, 2001, there were 12,672,539 shares of Common Stock issued and outstanding. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors in its discretion out of funds legally available therefore. Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and payments to preferred stockholders. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no cumulative voting, preemptive or subscription rights and is not subject to any future calls. There are no redemption or sinking fund provisions applicable to the shares of Common Stock. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

        Preferred Stock. As of July 27, 2001, there were 48,952 shares of Preferred Stock issued and outstanding. The Company's Board of Directors has authorized the issuance of a total of 1,000,000 shares of Preferred Stock. Each outstanding share of Preferred Stock is convertible at any time into shares of Common Stock at a rate of 3.75 shares of Common Stock for each share of Preferred Stock. The shares shall be automatically converted into Common Stock, however, upon the initial closing of a public offering of the Company's Common Stock. The Company may, at its sole option, at any time, redeem all of the then outstanding shares of Preferred Stock at any time after August 21, 1997, upon 30 days notice, at a price of $2.20 per share, plus accrued and unissued stock dividends, if any. If the Company is successful in completing a public offering, the Company will register the shares of Common Stock the holders will receive upon the exercise of their conversion rights. The holders of shares of Preferred Stock are entitled to preferred stock dividends at the rate of 10% per share of Preferred Stock per annum, issuable on or before August 31st of each year, commencing August 31, 1997. In the event of any liquidation, dissolution or winding-up of the Company, the holders of shares of Preferred Stock are entitled to receive, in preference to, any distribution of any of the assets or surplus funds of the Company to the holders of shares of Common Stock or any other stock of the Company ranking on liquidation junior or subordinate of the Preferred Stock, an amount equal to $1.00 per share, plus accrued and unissued stock dividends, if any. Holders of shares of Preferred Stock have no voting rights.

        Class A Warrants. As of July 27, 2001, there are 808,529 Class A Warrants issued and outstanding. Each Class A Warrant entitles the registered holder thereof to purchase one share of the Company's Common Stock at an exercise price of $3.00 per share during the period between the end of the 12th month and before the end of the 24th month after the completion date of an initial public offering of the Company's Common Stock. Class A Warrants may be exercised by surrendering to the Company the Class A Warrants and the payment of the exercise price in United States funds in cash or by certified or bank check. Unless extended by the Company at its discretion, the Class A Warrants will expire at 5:00 p.m., Salt Lake City, Utah time at the end of the 24th month after the completion of an initial public offering of the Company's Common Stock. In the event a holder of Class A Warrants fails to exercise the Class A Warrants prior to their expiration, the Class A Warrants will expire and the holder thereof will have no further rights with respect to the Class A Warrants. The Class A Warrants will be callable by the Company at such time as the common shares have been trading at a price equal to or above $3.00 for a period of 30 consecutive trading days on the Nasdaq SmallCap Market or an established exchange. A holder of Class A Warrants will not have any rights, privileges or liabilities as a stockholder of the Company prior to exercise of the Class A Warrants. The Company is required to keep available a sufficient number of authorized shares of Common Stock to permit the exercise of the Class A Warrants.

        Class B Warrants. As of July 27, 2001, there are 587,247 Class B Warrants issued and outstanding. Each Class B Warrant entitles the registered holder thereof to purchase one share of the Company's Common Stock at an exercise price of $5.00 per share. Class B Warrants may be exercised by surrendering to the Company the Class B Warrants and the payment of the exercise price in United States funds in cash or by certified or bank check. Unless extended by the Company at its discretion, the Class B Warrants will expire four years after issuance. In the event a holder of Class B Warrants fails to exercise the Class B Warrants prior to their expiration, the Class B Warrants will expire and the holder thereof will have no further rights with respect to the Class B Warrants. The Class B Warrants will be callable by the Company at such time as the Common Stock has been trading at a price equal to or above $5.00 for a period of 30 consecutive business days on the Nasdaq SmallCap Market or an established exchange ending within 15 days of the date of redemption. A holder of Class B Warrants will not have any rights, privileges or liabilities as a stockholder of the Company prior to exercise of the Class B Warrants. The Company is required to keep available a sufficient number of authorized shares of Common Stock to permit the exercise of the Class B Warrants.

        Warrants. Pursuant to the Company's April 7, 1999 private offering, Tradeway Securities was the placement agent and for providing such services received warrants to purchase 519,928 shares of common stock at an exercise price of $3.30 per share. In connection with the April 7, 1999 private offering, Russell M. Frandsen also provided services and for such services received warrants to purchase 76,221 shares of common stock at an exercise price of $3.30 per share. In connection with two note agreements, Francis Patrick Burke has received warrants to purchase a total of 102,000 shares of common stock at an exercise price of $5.50 per share.

        Options. In connection with an Independent Contractor Agreement, dated June 20, 2000, Gerald Seymour Linder, M.D. was granted 20,004 non-qualified stock options to purchase NBO common stock at an exercise price of $5.50 per share, with an expiration date of December 20, 2003.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

        There is no public trading market for the Company's shares.

        The Company has 725 holders of shares of common stock known to it.

        The Company has not declared or paid cash dividends on the common stock in the past two fiscal years or in any subsequent period. The Company does not anticipate paying dividends on the common stock in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

        On February 27, 2001 the Company received a letter from Cohne Rapport & Segal, a law firm representing Ricardo Miranda, alleging a violation of termination of Mr. Miranda according to language in an Employment Agreement between the former employee and the Company. Mr.

Miranda was an employee and Chief Financial Officer for NBO from October 18, 1999 until his termination date of February 2, 2001.

        The letter states that the Employment Agreement provides an initial three-year term and alleges that the termination of Mr. Miranda prior to this date is a breach of the Employment Agreement. Accordingly, they are asserting that Mr. Miranda is owed in excess of $180,000, a combination of compensation through the term of the Agreement and other miscellaneous benefits such as medical/dental insurance, etc.

        According to conditions in the Employment Agreement, a resolution to this complaint would be handled by Arbitration by the American Arbitration Association. At this time, the arbitration process has begun but no dates have been set. Furthermore, the Company intends to vigorously defend against any action Mr. Miranda may bring against it for unpaid wages or other items mentioned in the demand letter.

        Other than the threatened litigation by Ricardo Miranda, the Company is not a party to any threatened or pending legal proceedings which, if adversely determined, would have an adverse material effect on the Company or its business.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

        Within the past three years, the Company has issued the following securities without registering the securities under the Securities Act.

        December 9, 1997, through March 31, 1999. The Company issued units consisting of one share of common stock and one class B warrant to purchase one share of common stock. The units were issued at $3.75 per unit. The gross proceeds of the offering amounted to $2,202,176. The Company issued 587,247 common shares and 587,247 class B warrants. The Company issued these securities directly and did not engage an underwriter. The Company paid no commissions in connection with the sale of these securities. The Company sold the securities to 116 accredited investors as that term is defined in Regulation D promulgated by the Securities and Exchange Commission. The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D. The Company complied with all the requirements of Regulation D pertaining to Rule 506, including, without limitation, the following: ascertaining the accredited status of each purchaser, placing restrictive legends on the securities, giving stop transfer instructions to the transfer agent to prevent the transfer of restricted securities, assuring that no public solicitation occurred, restricting the use of a Private Placement Memorandum, and prominently disclosing on all offering materials that the Company offered the securities only in a private offering under Regulation D, Rule 506.

        April 7, 1999, through March 7, 2000. The Company issued shares of common stock at $3.00 per share. The gross proceeds of the offering amounted to $7,798,938. The Company issued 2,765,219 common shares. The Company issued some of these shares directly and engaged Tradeway Securities Group Inc. in the sale of the majority of these shares. The

Company paid commissions, fees and expenses totaling 14% in connection with the sale of these securities through Tradeway Securities Group, Inc. In addition, the Company issued warrants to purchase 596,149 shares at $3.30 per share. The Company sold the securities to 118 accredited investors as that term is defined in Regulation D promulgated by the Securities and Exchange Commission. The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D. The Company, working together with Tradeway Securities Group Inc., complied with all the requirements of Regulation D pertaining to Rule 506, including, without limitation, the following: ascertaining the accredited status of each purchaser, placing restrictive legends on the securities, giving stop transfer instructions to the transfer agent to prevent the transfer of restricted securities, assuring that no public solicitation occurred, restricting the use of a Private Placement Memorandum, and prominently disclosing on all offering materials that the Company offered the securities only in a private offering under Regulation D.

        April 27, 2000, through October 19, 2000. The Company issued shares of common stock at $5.50 per share. The gross proceeds of the offering amounted to $2,309,461. The Company issued 419,902 common shares. The Company did not pay commissions in connection with the sale of these securities. The Company sold the securities to 33 accredited investors as that term is defined in Regulation D promulgated by the Securities and Exchange Commission. The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D. The Company complied with all the requirements of Regulation D pertaining to Rule 506, including, without limitation, the following: ascertaining the accredited status of each purchaser, placing restrictive legends on the securities, giving stop transfer instructions to the transfer agent to prevent the transfer of restricted securities, assuring that no public solicitation occurred, restricting the use of a Private Placement Memorandum, and prominently disclosing on all offering materials that the Company offered the securities only in a private offering under Regulation D, Rule 506.

        November 1, 2000, through July 27, 2001. The Company issued 396,759 shares of common stock at $5.50 per share. The gross proceeds of the offering amounted to $2,002,000. The Company did not pay commissions in connection with the sale of these securities. The Company issued 32,759 shares of common stock and warrants to purchase 1,727 shares of common stock as a finders fee. The Company sold the securities, including stock and warrants, to accredited investors as that term is defined in Regulation D promulgated by the Securities and Exchange Commission. The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D. The Company complied with all the requirements of Regulation D pertaining to Rule 506, including, without limitation, the following: ascertaining the accredited status of each purchaser, placing restrictive legends on the securities, giving stop transfer instructions to the transfer agent to prevent the transfer of restricted securities, assuring that no public solicitation occurred, restricting the use of a Private Placement Memorandum, and prominently disclosing on all offering materials that the Company offered the securities only in a private offering under Regulation D, Rule 506.

        July 27, 1998, through July 27, 2001. The Company issued incentive stock options that have been exercised to purchase 99,673 shares of common stock to various employees who are natural persons in connection with bona fide services rendered to the Company. The services rendered were not in connection with the offer or sale of securities in a capital raising transaction and were not for the purpose of directly or indirectly promoting or maintaining a market for the shares.

These options have been fully exercised. These options and the underlying shares had a total value at the time of issuance of less than $1,000,000. The shares were issued pursuant to written compensation agreements or written stock option plan. Each share certificate bears a legend indicating that the shares are restricted securities and that the transfer of the shares is restricted and may only be resold in accordance with applicable laws and regulations. The Company gave stop transfer instructions to the transfer agent to prevent the transfer of restricted securities. The Company provided to the employees and consultants a written description of the compensation or benefit plan. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and on Rule 701 promulgated by the Securities and Exchange Commission. In addition, the Company issued 4,000 shares and warrants to purchase 31,250 shares to a plaintiff in a negotiated settlement to a lawsuit. The share certificate bears a legend indicating that the shares are restricted securities and that the transfer of the shares is restricted and may only be resold in accordance with applicable laws and regulations. The Company gave stop transfer instructions to the transfer agent to prevent the transfer of restricted securities. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The Company issued 12,177 shares of preferred stock as a stock dividend on previously issued preferred stock. This issuance did not constitute a sale because the recipients did not pay any consideration and did not make any election either to receive the shares or to receive other payment. The Company borrowed money from six existing shareholders, all of whom are accredited investors. The total amount of the borrowed funds amounted to $1,215,500. In connection with these loans, the Company issued 147,390 shares of common stock and warrants to purchase 102,000 shares of common stock. The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D. The Company complied with all the requirements of Regulation D pertaining to Rule 506, including, without limitation, the following: ascertaining the accredited status of each purchaser, placing restrictive legends on the securities, giving stop transfer instructions to the transfer agent to prevent the transfer of restricted securities, assuring that no public solicitation occurred, providing the information and the opportunity for obtaining information to the accredited investors, and prominently disclosing on all offering materials that the Company offered the securities only in a private offering under Regulation D, Rule 506.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Certain Provisions of the Second Amended and Restated Articles of Incorporation. The Company's Second Amended and Restated Articles of Incorporation provide that, to the fullest extent permitted by law, its directors shall not be liable to the Company or its stockholders for any action taken or any failure to take action, as a director. This provision is intended to allow the Company's directors the benefit of the Utah Revised Business Corporation Act, which provides that directors of Utah corporations may be relieved of liability for actions or failure to take any action as a director, except liability for the amount of a financial benefit received by a director to which he or she is not entitled, an infliction of harm on the Company or its stockholders, unlawful distributions or an intentional violation of criminal law. The Company's Second Amended and Restated Articles of Incorporation also contain provisions entitling the officers and directors of the Company to indemnification by the Company to the fullest extent permitted by the Utah Revised Business Corporation Act.

        Under the Bylaws of the Company, the Company may indemnify a director to the maximum extent permitted by Utah law against liability if the director's conduct was in good faith, the director reasonably believed that the director's conduct was in the Company's best interest or not opposed to the Company's best interest, and in the case of a criminal proceeding, the director had no reasonable cause to believe the director's conduct was unlawful. A termination of a criminal proceeding by judgment, order, settlement, conviction, upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the standard of conduct required. The Company may not indemnify a director in connection with any proceeding by or in the right of the Company in which the director was adjudged liable to the Company or in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in the director's official capacity, in which proceeding the director was adjudged liable on the basis that the director derived an improper personal benefit.

        A director is entitled to mandatory indemnification if the director was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which the director was a party because the director was a director of the Company, against reasonable expenses incurred by the director in connection with the proceeding or claim. In addition, a director is entitled to an advancement of expenses in connection with claims against the director if the director furnishes a statement in good faith that the director is entitled to indemnification. The Company has purchased liability insurance on behalf of the directors and officers of the Company against liability asserted against the directors and officers arising out of their status as directors or officers, whether or not the Company itself is obligated or empowered to indemnify the directors and officers.

        Indemnification Agreements. The Company has entered into indemnification agreements with its officers and directors. Such indemnification agreements provide that the Company will indemnify its officers and directors ("Indemnitee") against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement arising out of threatened, pending or completed legal action against any Indemnitee to the fullest extent permitted by the Utah Revised Business Corporation Act if the Indemnitee acted in good faith, in a manner the Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company and, in the case of any criminal proceeding, the Indemnitee had no reasonable cause to believe his or her conduct was unlawful.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    Part F/S

                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders of
NBO, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of NBO, Inc. and Subsidiary, as of March 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NBO, Inc. and Subsidiary, as of March 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern. The Company's continuation is dependent on its ability to generate sufficient cash flows to meet its obligations and sustain its operations. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                /s/  Grant Thornton LLP



Salt Lake City, Utah
June 1, 2001 (except for Note R for
which the date is July 27, 2001)

                            NBO, Inc. and Subsidiary

                           CONSOLIDATED BALANCE SHEETS

                                    March 31,

                                     ASSETS



                                                                     2001               2000
                                                                  -----------       -----------
CURRENT ASSETS
    Cash                                                          $     7,866       $   462,361
    Restricted cash (Note C)                                       10,438,926         5,028,325
    Accounts receivable, net of allowance for uncollectible
       accounts of $5,000 in 2001 and $1,975 in 2000                  133,258           149,899
    Employee advances                                                   1,667            22,521
    Inventory                                                          19,141             8,034
    Prepaid expenses                                                   59,231            21,041
                                                                  -----------       -----------
             Total current assets                                  10,660,089         5,692,181

PROPERTY AND EQUIPMENT, NET (Notes D and J)                         1,646,380           809,940

OTHER ASSETS
    Trademarks, net                                                     9,431             6,509
    Other assets and deposits (Notes E and J)                         536,968           620,074
                                                                  -----------       -----------
                                                                      546,399           626,583
                                                                  -----------       -----------
                                                                  $12,852,868       $ 7,128,704
                                                                  ===========       ===========


        The accompanying notes are an integral part of these statements.

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                                             2001                2000
                                                                         ------------        ------------
CURRENT LIABILITIES
    Gift certificates payable (Note C)                                   $ 10,438,926        $  5,028,325
    Customer deposits (Note G)                                                     --              30,000
    Accounts payable                                                          461,584             297,947
    Accrued liabilities (Note H)                                              336,387             201,257
    Unsecured loan (Note G)                                                        --              50,000
    Notes to stockholders (Note I)                                          1,554,065             610,891
    Notes to officer (Note O)                                                 250,000             250,000
    Current maturities of long-term obligations (Note J)                       66,138              86,930
                                                                         ------------        ------------
             Total current liabilities                                     13,107,100           6,555,350

LONG-TERM LIABILITIES
    Long-term obligations, less current maturities (Note J)                        --              66,138
    Deferred gain (Note J)                                                      5,000              12,499
                                                                         ------------        ------------
                                                                           13,112,100           6,633,987

COMMITMENTS AND CONTINGENCIES (Note P)                                             --                  --
STOCKHOLDERS' EQUITY (DEFICIT) (Notes I, L and N)
    Capital stock
        Convertible redeemable preferred stock, par value $1.00;
           authorized 1,000,000 shares; issued and outstanding
           48,952 and 44,500 shares at 2001 and 2000, respectively             48,952              44,500
        Common stock, par value $0.0005; authorized 20,000,000
           shares; 12,486,809 and 11,698,915 shares issued and
           outstanding at 2001 and 2000, respectively                           6,243               5,849
                                                                         ------------        ------------
                                                                               55,195              50,349
    Subscriptions receivable                                                  (17,900)            (17,900)
    Additional paid-in capital                                             18,963,797          14,229,277
    Accumulated deficit                                                   (19,260,324)        (13,767,009)
                                                                         ------------        ------------
             Total stockholders' equity (deficit)                            (259,232)            494,717
                                                                         ------------        ------------
                                                                         $ 12,852,868        $  7,128,704
                                                                         ============        ============


        The accompanying notes are an integral part of these statements.

                            NBO, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                              Year ended March 31,



                                                                    2001                2000
                                                               ------------        ------------
Revenues (Notes B, P and Q)
    Sale of third party gift certificates and fee income       $    283,508        $     89,538
    Equipment and software income                                    32,900              48,708
    Interest on restricted cash (Note C)                            372,980             114,812
                                                               ------------        ------------
                                                                    689,388             253,058
Operating expenses
    Personnel                                                     2,749,244           1,732,117
    Legal and accounting                                            106,452              84,682
    Rent                                                            301,428             173,880
    Office                                                          456,554             304,831
    Consulting                                                      120,119             137,800
    Selling                                                         623,335             492,896
    Travel                                                          118,462             121,799
    Bad debts                                                        22,036              93,643
    Marketing                                                        52,807              70,510
    Depreciation and amortization                                   255,519             111,228
    Miscellaneous                                                    44,680              22,116
                                                               ------------        ------------
                                                                  4,850,636           3,345,502
                                                               ------------        ------------
             Operating loss                                      (4,161,248)         (3,092,444)
                                                               ------------        ------------
Other income (expense)
    Interest expense (Note I)                                    (1,210,854)           (346,815)
    Interest income                                                  34,160              29,387
    Abandoned offering costs                                             --                  --
    Loss on disposal of other assets, and
       property and equipment                                       (94,508)           (106,710)
    Equity in net income of investment (Note F)                          --                 871
    Gain on sale of investment (Note F)                                  --              82,003
    Other income                                                     30,958                  --
                                                               ------------        ------------
                                                                 (1,240,244)           (341,264)
                                                               ------------        ------------
             NET LOSS                                          $ (5,401,492)       $ (3,433,708)
                                                               ============        ============
Net loss per common share - basic and diluted
   (Note M)                                                    $      (0.45)       $      (0.34)
                                                               ============        ============
Weighted-average number of common shares
   outstanding - basic and diluted (Note M)                      12,267,873          10,286,951
                                                               ============        ============


        The accompanying notes are an integral part of these statements.

                            NBO, Inc. and Subsidiary

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                   For the years ended March 31, 2001 and 2000


                                                              Preferred stock                          Common stock
                                                       -------------------------------       -------------------------------
                                                         Number                                 Number
                                                        of shares            Amount           of shares            Amount
                                                       ------------       ------------       ------------       ------------
Balance at April 1, 1999                                     40,453       $     40,453          8,926,194       $      4,463
Preferred stock dividends (Note L)                            4,047              4,047                 --                 --
Common stock issued for
    (Notes I and L) Services                                     --                 --            165,573                 83
    Cash (net of issuance
      costs of $1,347,811)                                       --                 --          2,607,148              1,303
Stock options issued for
  services (Note N)                                              --                 --                 --                 --
Net loss                                                         --                 --                 --                 --
                                                       ------------       ------------       ------------       ------------
Balance at March 31, 2000                                    44,500             44,500         11,698,915              5,849
Preferred stock dividends (Note L)                            4,452              4,452                 --                 --
Common stock issued for (Notes I, L and N)
    Note payable                                                 --                 --             83,636                 42
    Services                                                     --                 --             32,759                 16
    Payment of interest                                          --                 --              9,464                  5
    Cash (net of issuance costs of $458,431)                     --                 --            662,035                331
Interest expense recognized on beneficial
   conversion features on notes payable (Note I)                 --                 --                 --                 --
Common stock options and warrants issued for
   services and compensation (Note N)                            --                 --                 --                 --
Stock warrants issued for interest
  (Notes G, I and N)                                             --                 --                 --                 --
Net loss                                                         --                 --                 --                 --
                                                       ------------       ------------       ------------       ------------
Balance at March 31, 2001                                    48,952       $     48,952         12,486,809       $      6,243
                                                       ============       ============       ============       ============

                                                                        Additional
                                                    Subscriptions         paid-in           Accumulated
                                                      receivable          capital             deficit               Total
                                                    -------------       ------------        ------------        ------------
Balance at April 1, 1999                            $    (17,900)       $  7,124,530        $(10,287,773)       $ (3,136,227)
Preferred stock dividends (Note L)                                            41,481             (45,528)                 --
Common stock issued for
    (Notes I and L) Services                                                 502,636                  --             502,719
    Cash (net of issuance
      costs of $1,347,811)                                                 6,452,830                  --           6,454,133
Stock options issued for
  services (Note N)                                                          107,800                  --             107,800
Net loss                                                                          --          (3,433,708)         (3,433,708)
                                                    ------------        ------------        ------------        ------------
Balance at March 31, 2000                                (17,900)         14,229,277         (13,767,009)            494,717
Preferred stock dividends (Note L)                            --              87,371             (91,823)                 --
Common stock issued for (Notes I, L and N)
    Note payable                                              --             219,958                  --             220,000
    Services                                                  --             180,159                  --             180,175
    Payment of interest                                       --              52,045                  --              52,050
    Cash (net of issuance costs of $458,431)                  --           3,217,919                  --           3,218,250
Interest expense recognized on beneficial
   conversion features on notes payable (Note I)              --             792,395                  --             792,395
Common stock options and warrants issued for
   services and compensation (Note N)                         --              82,498                  --              82,498
Stock warrants issued for interest
  (Notes G, I and N)                                          --             102,175                  --             102,175
Net loss                                                      --                  --          (5,401,492)         (5,401,492)
                                                    ------------        ------------        ------------        ------------
Balance at March 31, 2001                           $    (17,900)       $ 18,963,797        $(19,260,324)       $   (259,232)
                                                    ============        ============        ============        ============


         The accompanying notes are an integral part of this statement.

                            NBO, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                              Year ended March 31,


                                                                            2001               2000
                                                                        -----------        -----------
Increase (decrease) in cash
    Cash flows from operating activities
        Net loss                                                        $(5,401,492)       $(3,433,708)
        Adjustments to reconcile net loss to net cash
           used in operating activities
             Depreciation and amortization                                  255,519            111,228
             Gain on sale of investment                                          --            (82,003)
             Equity in income of investment                                      --               (871)
             Abandoned offering costs                                            --                 --
             Loss on disposal of other assets, and property
               and equipment                                                 94,508            106,710
             Bad debt expense                                                22,036             93,643
             Common stock options and warrants issued for
               services and compensation
                                                                             82,498            107,800
             Common stock warrants issued for interest                      102,175                 --
             Interest expense recognized on beneficial conversion
               features on notes payable
                                                                            792,395                 --
             Common stock issued for services                               180,175            502,719
             Common stock issued for interest                                52,050                 --
             Amortization of prepaid interest on loans                       96,720                 --
             Changes in assets and liabilities
                 Accounts receivable                                         (5,395)          (233,110)
                 Employee advances                                           20,854            (21,633)
                 Inventory                                                  (11,107)            (8,034)
                 Prepaid expenses, other assets and deposits               (493,627)          (580,282)
                 Accounts payable                                           163,637             71,719
                 Accrued liabilities                                        135,130         (1,008,171)
                                                                        -----------        -----------
                     Total adjustments                                    1,487,568           (940,285)
                                                                        -----------        -----------
                     Net cash used in
                        operating activities                             (3,913,924)        (4,373,993)
                                                                        -----------        -----------
    Cash flows from investing activities
        Purchase of property and equipment                                 (655,015)          (610,751)
        Proceeds from sale of equity investment                                  --            219,593
        Contribution to investment                                               --            (21,826)
                                                                        -----------        -----------
                     Net cash used in
                        investing activities                               (655,015)          (412,984)
                                                                        -----------        -----------


                                   (Continued)

                            NBO, Inc. and Subsidiary

                              Year ended March 31,



                                                                            2001               2000
                                                                        -----------        -----------
    Cash flows from financing activities
        Principal payments on unsecured loan                                (30,000)                --
        Proceeds from long-term obligations                                      --                 --
        Principal payments on long-term obligations                         (86,930)           (71,521)
        Proceeds from sale of common stock                                3,218,250          6,454,133
        Deferred offering costs                                                  --                 --
        Proceeds from notes to officer                                       20,000                 --
        Payments on notes to officer                                        (20,000)           (19,531)
        Proceeds from loans to stockholders                               1,035,450                 --
        Principal payments on notes to stockholders                         (22,326)        (1,149,468)
                                                                        -----------        -----------
                     Net cash provided by
                        financing activities                              4,114,444          5,213,613
                                                                        ===========        ===========
                     Net increase (decrease) in cash                       (454,495)           426,636
Cash at beginning of year                                                   462,361             35,725
                                                                        ===========        ===========
Cash at end of year                                                     $     7,866        $   462,361
                                                                        ===========        ===========
Supplemental disclosures of cash flow information
Cash paid during the year for Interest                                  $    90,658        $ 1,334,899

Noncash investing and financing activities

Year ended March 31, 2001

For the year ended March 31, 2001, the Company disposed of property and equipment and other assets resulting in a $94,508 loss, a $5,917 decrease in property and equipment, a $474 decrease in accumulated depreciation, and $89,065 decrease in other assets.

For the year ended March 31, 2001, the Company had net transfers of $449,132 from other assets to property and equipment.

During 2001, NBO signed a settlement agreement on an unsecured loan for consideration including $30,000 cash and 4,000 shares of common stock valued at $5.50 per share for a total of $22,000, of which $2,000 was considered interest expense and expiration on 31,250 existing warrants was extended two additional years. The Company recorded interest expense of $58,121 in 2001 related to the extension of these warrants (Notes G and L).


                                   (Continued)

                            NBO, Inc. and Subsidiary

                       Years ended March 31, 2001 and 2000


Noncash investing and financing activities - continued

Year ended March 31, 2001 - continued

Beneficial conversion feature of convertible debt

As discussed in Note I, the Company recognized charges related to the beneficial conversion feature of the notes payable to stockholders issued during the year ended March 31, 2001. The beneficial conversion feature is the difference between the market value of the common stock and the conversion rate of the debt limited to the amount of debt. The beneficial conversion feature is recognized as interest expense over the period from the date of the note to the date of maturity when the conversion of the debt into stock may take place. For the year ended March 31, 2001, the beneficial conversion resulted in a noncash charge recorded as additional interest expense of $792,395.

Stock and stock options issued for compensation, services and interest

The Company issued 32,759 shares of common stock to consultants as compensation for services received for a total value of $180,175. The value of the expense recognized was based on market value of the stock issued.

The Company granted 20,004 stock options to a board member in connection with an agreement for services received. Expense related to these options totaled $4,822.

During 2001, NBO issued 9,100 shares of common stock at the fair market price of $5.50 per share for a total of $50,050 for interest according to terms of a note payable which matured and was not paid (Note I).

Year ended March 31, 2000

For the year ended March 31, 2000, the Company disposed of property and equipment and other assets resulting in a $106,710 loss, a $110,190 decrease in property and equipment, a $82,584 decrease in accumulated depreciation, and $79,104 decrease in other assets.

For the year ended March 31, 2000, the Company had net transfers of $3,482 from property and equipment to other assets.



        The accompanying notes are an integral part of these statements.

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

        1. Organization and business activity

        NBO, Inc. (NBO or the "Company") began operations in June 1994. From inception through March 31, 1999, NBO was considered a development stage company as its activities had principally been related to market analysis, capital raising, research and development and other business planning activities and as such the Company had no significant revenue from its planned principal operations. Prior to April of 1999, the Company had derived some limited revenue from the sale of kiosks and licensing of software.

        Beginning in 1999, NBO entered into long-term exclusive agreements with certain mall property and retail owners in an effort to build a larger national presence in selling gift certificates. As a result of these contracts, the Company started significant gift certificate operations in September of 1999 and therefore, was no longer considered a development stage company.

        The Company changed its name from Neighborhood Box Office, Inc. to NBO, Inc. on July 17, 2000. On the same date, the Company organized a subsidiary named The Gift Certificate Company. By corporate resolution all assets of the Company were to be transferred to The Gift Certificate Company.

        2. Principles of consolidation

        The consolidated financial statements include the accounts of NBO, Inc. and its wholly-owned subsidiary The Gift Certificate Company. Significant intercompany transactions and balances have been eliminated.

        3. Use of estimates

        In preparing the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

        4. Debt issuance and deferred financing costs

        The costs related to the issuance of debt or successful equity financing costs are amortized to interest expense using the effective-interest method over the life of the related debt.

        5. Property and equipment

        Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets or the life of any applicable lease, whichever is shorter. Estimated useful lives are as follows:

                                                              Years
                                                              -----
               Furniture and fixtures                          10
               Kiosks                                           5
               Support equipment                               5-10
               Office equipment and vehicles                   4-5
               Software                                         5
               Leasehold improvements                           5

        6. Income taxes

        The Company utilizes the liability method of accounting for income taxes. Under the liability method deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized.

        7. Trademarks

        The Company capitalizes trademarks at cost and amortizes them over the periods expected to be benefited, not to exceed 15 years.

        8. Loss per share

        Loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during each period.

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

        8. Loss per share - continued

        Basic earnings (loss) per share (EPS) is calculated using income (loss) available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS is similar to Basic EPS except that the weighted-average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Such potentially dilutive common shares include stock options and warrants granted or sold and convertible debt. Shares having an antidilutive effect on periods presented are not included in the computation of dilutive EPS (Note M).

        9. Revenue recognition

        The Company recognizes service fee revenue from the sale of gift certificates upon the occurrence of the event. Merchant fee revenue is recognized when gift certificates are redeemed. Revenue from the sale of gift certificates is recognized at the time of sale. Revenue from the sale of kiosks is recognized upon shipment or installation if the Company is required to install the kiosks. Interest income is recognized when earned.

        10. Stock options and warrants

        In accordance with Statement of Financial Accounting Standards No. 123 (SFAS No. 123) "Accounting for Stock-Based Compensation", expense is recognized in connection with the grant of stock options when issued to nonemployees using the fair-market-value method. The expense is equal to the fair value of the options at the grant dates and is expensed ratably over the vesting periods. Disclosure requirements were adopted to reflect the pro forma adjusted net income calculated by applying the fair value requirement for options issued to employees for recognition of expense.

        11. Investment

        The Company owned a 20 percent interest in Show Terminal, L.C. This investment was accounted for under the equity method. During 2000, Show Terminal, L.C. was sold as disclosed in Note F.

        12. Certain reclassifications

        Certain reclassifications have been made to the 2000 financial statements to conform with the 2001 presentation.

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE B - GOING CONCERN

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses of $5,401,492 and $3,433,708 in 2001 and 2000, respectively, and net losses since inception (June 23, 1994) of $19,260,324. The Company's current liabilities exceed its current assets by $2,447,011 as of March 31, 2001. The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability.

        The current year revenue includes interest and fees of $656,488 from the sale of $42,634,658 in face value of gift certificates predominantly from the agreements with Urban Retail Properties, The Rouse Company, JP Realty and Darden Restaurant's, Inc. (Note P).

        During fiscal year 2001, the Company entered into exclusive agreements to install gift certificate kiosks in an additional 41 malls for a total of 88 malls with kiosks installed and operational, up from 47 malls in fiscal year 2000. This increase came from agreements to install kiosks in an additional 36 malls owned/managed by The Rouse Company; two additional malls owned/managed by Urban Retail Properties; and three additional independently owned/managed malls. On August 8, 2000, the Company entered into a three-year exclusive agreement with Darden Restaurant's Inc. (the largest casual dining restaurant chain in the world) to fulfill Gift Cards via the Internet for all Olive Garden, Red Lobster, Bahama Breeze and Smokey Bones restaurants. In April 2000, the Company entered into an agreement with Smith's Food and Drug Stores (the leading supermarket chain in Salt Lake City, Utah) to distribute gift certificates for 245 retail establishments, with more than 500 retail outlets. The Company has kiosks in 37 Smith's store locations in Northern Utah. In March 2001, the Company entered into an agreement with WildCard Systems, Inc., a global leader in delivering high-quality electronic stored value e-payment solutions involving complex financial transaction processing, web-based applications and custom software development. The agreement with WildCard provides the Company the ability to convert existing mall paper gift certificate programs to magnetic stripe stored value gift cards, thus providing the malls and their customers with additional benefits while providing the Company with additional new revenue sources unavailable from paper programs.

        Although the revenue sources available to the Company as a result of the new multi-year exclusive agreements listed above are expected to be significant, management intends to pursue additional debt or equity financing until revenue sources are sufficient to meet the Company's on-going operational expenses.

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE C - RESTRICTED CASH

        Restricted cash consists of funds held for the payment of issued and outstanding gift certificates.

        These funds are maintained in accounts held by NBO, and in the case of its predominant customers, Urban Retail Properties, The Rouse Company and JP Realty, the accounts are held jointly by NBO and the customers. Withdrawals of the funds are restricted to the payment of issued and outstanding gift certificates and may not be transferred into operating accounts.

NOTE D - PROPERTY AND EQUIPMENT

        Property and equipment, at cost, are as follows:


                                               2001              2000
                                            ----------       ----------
        Furniture and fixtures              $  265,336       $  210,152
        Kiosks                                 622,660          190,195
        Support equipment                      244,894          180,849
        Office equipment and vehicles          547,982          159,374
        Software                               201,569          123,895
        Leasehold improvements                 142,936           79,350
                                            ----------       ----------
                                             2,025,377          943,815
        Less accumulated depreciation
           and amortization                    378,997          133,875
                                            ----------       ----------
                                            $1,646,380       $  809,940
                                            ==========       ==========

NOTE E - OTHER ASSETS AND DEPOSITS


                                               2001             2000
                                            ----------       ----------
        Gift certificate stock              $   14,164       $   24,167
        Kiosk components                       232,953          296,495
        Deposits                                24,178           43,975
        Letter of credit - lease deposit       265,673          250,000
        Others                                      --            5,437
                                            ----------       ----------
                                            $  536,968       $  620,074
                                            ==========       ==========

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE E - OTHER ASSETS AND DEPOSITS - CONTINUED

        Kiosk components in other assets includes gift certificate kiosks taken out of service and disassembled for use in the assembly of future kiosks. Each component is assigned a proportionate share of the assets book value net of accumulated depreciation when it is transferred from property and equipment. These components are either used to assemble new kiosks, that when placed in service are transferred back to property and equipment, or written off as obsolete assets.

NOTE F - INVESTMENT

        On June 12, 1997, the Company entered into an agreement with Show Terminal, L.C. dba Colorado NBO (CNBO) to acquire a 20 percent interest. NBO contributed $93,000 and agreed to furnish four kiosks, which were transferred to CNBO in October of 1999 for an additional investment in the affiliate of $21,826. As of April 1, 1999 the Company had recorded accumulated equity in net income of affiliate of $17,042. For the year ended March 31, 2000, the Company recorded additional equity in net income of affiliate of $871 for a total investment of $137,590. During October 1999, the Company was informed that Show Terminal, L.C. had been sold. The Company received cash proceeds of $219,593 and recognized a gain on sale of investment of $82,003.

NOTE G - CUSTOMER DEPOSIT AND UNSECURED LOAN

        In April 1997, the Company received a deposit from CLG, Inc. in the amount of $30,000 as financing for Skyline Multimedia Entertainment Inc. ("SME"). The deposit was for a sales agreement NBO made with SME for the sale of two ticket kiosks.

        On April 30, 1997, the Company obtained a noninterest-bearing unsecured loan from CLG Inc. in the amount of $50,000. In addition, the Company provided CLG Inc. a warrant to purchase 31,250 shares of common stock at an exercise price of $3.00 per share. The exercise period is for a period of 48 months from the date of the loan. This loan was settled in August 2000 for $30,000 cash, 4,000 shares of stock valued at $5.50 per share and expiration on the existing 31,250 warrants was extended two additional years. The Company recognized the $30,000 deposit as other income during August 2000. The Company recorded interest expense of $58,121 in 2001 related to the extension of these warrants.

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE H - ACCRUED LIABILITIES

        Accrued liabilities consist of the following:


                                                  2001             2000
                                            ----------       ----------
        Payroll and vacation                $  202,588       $  139,204
        Accrued interest                       131,119           54,263
        Other                                    2,680            7,790
                                            ----------       ----------
                                            $  336,387       $  201,257
                                            ==========       ==========


NOTE I - NOTES TO STOCKHOLDERS

        Notes due to stockholders consist of the following:


                                                                                               2001                   2000
                                                                                             --------               --------
        10% notes to stockholders, net of financing costs of $444,036 at March
           31, 1996, payable in full (including interest) on the earlier of
           June 30, 1996 or upon the Company obtaining $3,000,000 of debt or equity financing. At June 30, 1996, the notes were not paid and the interest rate increased to 20%. Because the notes were in default, the notes provided for the stockholders to receive an additional
           4,166 shares of common stock for each $25,000 note payable at
           September 30, 1996, not collateralized.                                           $518,565               $540,891

        Non interest-bearing note to a stockholder, payable on July 14, 1997
           Holder received 10,000 shares of common stock at $1.00 per share at time of issuance of the note. Upon default, issuances of common stock were stipulated at specific dates if the balance remained unpaid. The Company issued 25,000 common shares at $1.00 per share in July and August 1997 and 12,500 common shares at $3.50 per share
           in September 1997 for default, not collateralized.                                  50,000                 50,000

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE I - NOTES TO STOCKHOLDERS - CONTINUED

                                                                                               2001                   2000
                                                                                             --------               --------
        Noninterest-bearing note to a stockholder, payable on July 15, 1997
           Holder received 2,000 shares of common stock of the Company at time of issuance of the note. Upon default, issuances of common stock were stipulated at specific dates if the balance remained unpaid
           The Company issued 5,000 common shares at $1.00 per share in July and August 1997 and 2,500 common shares at $3.50 per share in
           September 1997 for default, not collateralized.                                     10,000                 10,000

        Noninterest-bearing note to a stockholder, payable on July 23, 1997
           Holder received 2,000 shares of common stock at $1.00 per share at time of issuance of the note. Upon default, issuances of common stock were stipulated at specific dates if the balance remained unpaid. The Company issued 5,000 common shares at $1.00 per share in July and August 1997 and 2,500 common shares at $3.50 per share
           in September 1997 for default, not collateralized.                                  10,000                 10,000

        12% note to stockholder, payable on January 6, 2001. Holder received
           45,000 warrants at an exercise price of $5.50 per share and will receive 7,500 warrants on the 7th of each month at the same exercise price as long as the note remains unpaid, not
           collateralized.                                                                     75,000                     --

        12% note to stockholder, payable on July 30, 2001. Holder received
           18,000 warrants at an exercise price of $5.50 per share and will receive an additional 9,000 warrants at an exercise price of $5.50 per share on May 30, 2001 and July 30, 2001, and on the 30th of
           each month as long as the note remains unpaid, not collateralized.                  90,000                     --

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE I - NOTES TO STOCKHOLDERS - CONTINUED


                                                                                               2001                   2000
                                                                                             --------               --------
        Convertible note to a stockholder, payable on July 29, 2001. Holder received 1,818 shares of common stock of the Company at $5.50 per share at the time of issuance of the note, which the Company recognized as prepaid interest (effective annual interest rate of
           20%). Upon maturity, the holder may convert the note to common stock at the rate of $2.75 per share or a total of 36,363 shares.
           If the Company fails to pay the note within 14 days of the due date, the note will be converted to common stock at the same rate,
           not collateralized. (1)                                                            100,000                     --

        Convertible note to a stockholder, payable on March 15, 2001.
           Holder received 9,100 shares of common stock of the Company at
           $5.50 per share at the time of issuance of the note, which the
           Company recognized as prepaid interest (effective annual interest rate of 40%). Upon maturity, the holder elected not to convert the note to common stock at the rate of $2.75 per share or a total of
           182,000 shares. At the default date the note remained unpaid and based on the terms of the note, an additional 9,100 shares of common stock was paid to the holder. For each 90 day period that the note remains unpaid an additional 9,100 shares of common stock
           will be paid to the holder, not collateralized. (1)                                500,500                     --

        Convertible note to a stockholder, payable on July 22, 2001. Holder received 3,636 shares of common stock of the Company at $5.50 per share at the time of issuance of the note, which the Company recognized as prepaid interest (effective annual interest rate of
           40%). Upon maturity, the holder may convert the note to common stock at the rate of $3 per share or a total of 33,333 shares. If the Company fails to pay the note within 14 days of the due date, the note will be converted to common stock at the same rate, not
           collateralized. (1)                                                                100,000                     --

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE I - NOTES TO STOCKHOLDERS - CONTINUED

                                                                                              2001                    2000
                                                                                           ----------               --------
        Convertible note to a stockholder, payable on July 22, 2001. Holder received 3,636 shares of common stock of the Company at $5.50 per share at the time of issuance of the note, which the Company recognized as prepaid interest (effective annual interest rate of
           40%). Upon maturity, the holder may convert the note to common stock at the rate of $3 per share or a total of 33,333 shares. If the Company fails to pay the note within 14 days of the due date,
           the note will be converted to common stock at the same rate. (1)                   100,000                     --
                                                                                           ----------               --------
                                                                                           $1,554,065               $610,891
                                                                                           ==========               ========

        Beneficial conversion features

        The difference between the price to convert notes to common stock and the market price of the common stock limited to the amount of debt is considered a beneficial conversion feature and is recognized as additional interest expense. Interest from beneficial conversion features of notes that convert to common stock, is recognized at the inception of the note and amortized over the life of the note. Where conversion of the note to common stock is at the option of the holder, the interest from the beneficial conversion feature is recognized at the date of default, if the Company has not repaid the note in cash.

        (1) The Company has three notes currently outstanding that are convertible into common stock based on the terms of the notes. One note is convertible at $2.75 per share and the other two notes are convertible at $3 per share. Also, in July 2000, a $200,000 note was converted to 80,000 shares of common stock at $2.50 per share. Interest expense on the conversion was limited to the face value of the note. In addition, the Company has a $500,500 convertible note payable that the holder elected not to convert into common stock. However, at the default date of this note, March 15, 2001, the beneficial conversion feature was recognized by the Company. Amounts from the beneficial conversion features of these notes have been recorded during 2001 as additional noncash charges to interest expense of $792,395, which is included in interest expense in the statements of operations.

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE J - LONG-TERM OBLIGATIONS

        Effective January 1999, the Company entered into a sale and leaseback agreement for 24 gift certificate kiosks, resulting in a deferred gain of $22,499 (which is to be amortized as depreciation expense over the 36 month life of the lease) and an increase in long-term obligations of $242,699. Depreciation expense for both 2001 and 2000 was $7,500. The agreement calls for the unpaid balance to bear interest at 22 percent. Future minimum payments under the capital lease are as follows:

        Year ending March 31,                                  Amount
        ---------------------                                 -------
           2002                                               $71,740
           Thereafter                                              --
                                                              -------
        Total minimum lease payments                           71,740
        Less amount representing interest                       5,602
                                                              -------
        Present value of minimum lease payments                66,138
        Less current portion                                   66,138
                                                              -------
                                                              $    --
                                                              =======

        Included in property and equipment and other assets at March 31, 2001 and 2000 is $233,699 of kiosks under the capital lease with accumulated amortization of $105,615 and $58,875, respectively.

NOTE K - INCOME TAXES

        The (provision for) benefit from income taxes for the years ended March 31, 2001 and 2000, consisted of the following:

                                           2001                 2000
                                         -------               -------
        Current
            Federal                      $    --               $    --
            State                             --                    --
        Deferred                              --                    --
                                         -------               -------
                     Total               $    --               $    --
                                         =======               =======

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE K - INCOME TAXES - CONTINUED

        The reported (provision for) benefit from income taxes is different than the amount computed by applying the statutory Federal income tax rate of 34 percent to the loss before income taxes as follows:

                                                                    2001                       2000
                                                                -----------                -----------
        Benefit at statutory rates                              $(1,836,507)               $(1,186,458)
        Increase in valuation allowance                           2,001,063                  1,309,057
        State income tax benefit                                   (177,583)                  (114,577)
        Credit for increasing research activities                   (16,439)                   (13,991)
        Nondeductible items                                          29,466                      5,969
                                                                -----------                -----------
                     Total                                      $        --                $        --
                                                                ===========                ===========

        In accordance with SFAS No. 109, the deferred tax assets and liabilities as of March 31, 2001 and 2000, are comprised of the estimated future tax benefit (provision) due to different financial reporting and income tax basis related to:


                                                                     2001                       2000
                                                                 -----------                -----------
        Deferred tax assets
            Net operating loss carryforward                      $ 6,683,827                $ 4,481,213
            Research and development credit
               carryforwards                                          80,253                     63,814
            Asset reserves and accrued liabilities                    39,291                     22,167
            Start-up expenditures                                    168,671                    421,678
            Depreciation                                               8,947                     20,028
            Non-employee stock options                               120,629                     91,655
                                                                 -----------                -----------
                     Total deferred tax assets                     7,101,618                  5,100,555
        Valuation allowance                                       (7,101,618)                (5,100,555)
                                                                 -----------                -----------
                     Net deferred tax asset                      $        --                $        --
                                                                 ===========                ===========

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE K - INCOME TAXES - CONTINUED

        The Company has concluded that since it is uncertain as to whether it will be able to recognize the benefit of its operating loss and research and development credit carryforwards, a full valuation allowance should be provided. At March 31, 2001, the Company had net operating loss carryforwards of approximately $17,219,716 and research and development credit carryforwards of approximately $80,253. The net operating loss carryforwards and the research and development credits expire from 2010 to 2021.

NOTE L - EQUITY

        Subscriptions receivable

        The Company has received promissory notes from three stockholders, which bear 10 percent interest and are collateralized by shares of common stock of the Company. Upon a public offering, the shares of stock may be sold and the proceeds could be used to repay the notes to the Company.

        Common Stock

        Year ended March 31, 2001

        From April 2000 through March 31, 2001, the Company received $3,218,250 net of issuance costs of $458,431 for the sale of 622,362 shares of common stock at $5.50 per share and the exercise of 39,673 options at $0.40 per share.

        The Company issued 80,000 shares of common stock at $2.50 per share to a stockholder who converted a $200,000 note payable to stock according to terms of the note (Note I).

        The Company issued 9,100 shares of common stock at the fair market value price of $5.50 per share to a stockholder for interest according to terms of a note payable (Note I).

        During 2001, NBO signed a settlement agreement on an unsecured loan for consideration including $30,000 cash and 4,000 shares of common stock valued at $5.50 per share for a total of $22,000, of which $2,000 was considered interest expense. (Note G).

        Year ended March 31, 2000

        From April 1999 through March 31, 2000, the Company received $6,454,133 net of issuance costs of $1,347,811 for the sale of 2,599,648 shares of common stock for $3.00 per share and 7,500 options at $0.40 per share. The placement agent received 381,107 warrants, and the referring attorney received 76,221 warrants. The warrants have an exercise price of $3.30 per share for a period of five years.

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE L - EQUITY - CONTINUED

        Preferred stock

        Each outstanding share of preferred stock is convertible at any time into shares of common stock at a rate of 3.75 shares of common stock for each share of preferred stock. The shares shall be automatically converted into common stock, however, upon the initial closing of a public offering of the Company's common stock. The Company may, at its sole option, at any time, redeem all of the then outstanding shares of preferred stock at any time after August 21, 1997, upon 30 days notice, at a price of $2.20 per share, plus accrued and unissued stock dividends, if any. If the Company is successful in completing a public offering, the Company will register the shares of common stock the holders will receive upon the exercise of their conversion rights. The holders of shares of preferred stock are entitled to preferred stock dividends at the rate of 10 percent per share of preferred stock per annum, issuable on or before August 31st of each year, commencing August 31, 1997. In the event of any liquidation, dissolution or winding-up of the Company, the holders of shares of preferred stock are entitled to receive, prior and in preference to, any distribution of any of the assets or surplus funds of the Company to the holders of shares of common stock or any other stock of the Company ranking on liquidation junior or subordinate of the preferred stock, an amount equal to $1.00 per share, plus accrued and unissued stock dividends, if any. Holders of shares of preferred stock have no voting rights.

        The Company declared 10 percent stock dividends on the Company's preferred stock, which was paid to stockholders of record on August 31, 2001, 2000 and 1999. The dividend was charged to the accumulated deficit in the amounts of $91,823, $45,528 and $48,274, respectively, which was based on the fair value of the Company's common stock converted at a rate of 3.75 shares of common stock for each share of preferred stock.

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE M - LOSS PER COMMON SHARE

                                                                        Net loss                 Per share
                     For the Year Ended March 31, 2001                 (numerator)                 amount
                     ---------------------------------                 -----------               ---------
        Net loss per common share - basic and diluted at
           weighted-average shares of 12,267,873
            Net loss                                                   $(5,401,492)
            Dividends on preferred stock                                   (91,823)
                                                                       -----------
            Net loss available to common stockholders                  $(5,493,315)               $  (0.45)
                                                                       ===========                ========


                                                                        Net loss                 Per share
                     For the Year Ended March 31, 2000                 (numerator)                 amount
                     ---------------------------------                 -----------               ---------
        Net loss per common share - basic and diluted at
           weighted-average shares of 10,286,951

            Net loss                                                   $(3,433,708)
            Dividends on preferred stock                                   (45,528)
                                                                       -----------
            Net loss available to common stockholders                  $(3,479,236)               $  (0.34)
                                                                       ===========                ========

        The average number of shares of all stock options and warrants granted in Note N and of all convertible notes to stockholders in Note I have been omitted from the computation of diluted loss per share because their inclusion would have been anti-dilutive for the years ended March 31, 2001 and 2000 (Notes L and N).

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE N - COMMON STOCK OPTIONS AND WARRANTS

        Common stock options

        During 1997, the Company adopted the 1997 Stock Option Plan (the "Plan"), which became effective on January 22, 1997. The Plan was amended during 1998 to increase the number of shares of common stock reserved for issuance to an aggregate of 3,750,000 shares.

        The term of each stock option shall not be more than 10 years (5 years in the case of stock options granted to holders of 10 percent or more of the voting power of the Company's stock). The exercise price of the options shall not be less than the fair market value per share of common stock on the date of grant (110 percent of the fair market value in the case of stock options granted to holders of 10 percent or more of the voting power of the Company's stock).

        The Company has options outstanding to acquire 3,541,081 and 3,721,250 shares of common stock as of March 31, 2001 and 2000, respectively. The options vest periodically through March 2005.

        As of March 31, 2001, the Company has 3,521,077 stock options outstanding to employees with a range of exercise prices from $.40 to $5.50. The options vest evenly over five years from the employee's beginning employment date regardless of the date of grant. Also at March 31, 2001, the Company has 20,004 stock options outstanding to a board member to purchase one share of common stock per option at $5.50 per share.

        The Company has adopted the disclosure provisions and accounting for non-employee stock compensation of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) and Accounting Principles Board Opinion No. 25 for stock based compensation to employees. No compensation cost has been recognized under SFAS 123 for stock options issued to employees. Had compensation cost for the stock based compensation been determined consistent with SFAS 123 for options issued to employees, the Company's net loss would have been changed to the following pro forma amounts:

                                                          2001                    2000
                                                      ------------            ------------
        Net loss              As reported             $(5,401,492)            $(3,433,708)
                              Pro forma                (5,548,137)             (3,603,917)

        Loss per share        As reported                   (0.45)                  (0.34)
                              Pro forma                     (0.45)                  (0.35)

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000



NOTE N - STOCK OPTIONS AND WARRANTS - CONTINUED

        The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions; risk-free interest rate of 5.78 and 6.27 percent (for the years ended March 31, 2001 and 2000, respectively) for outstanding options; average expected life is equal to the actual life. Dividends were assumed not to be paid during the period of calculation. Volatility is not a factor as the Company's common stock is not traded in a public market. The weighted-average fair value per option was $0.48 and $0.58 for the years ended March 31, 2001 and 2000, respectively. Option pricing models require the input of highly subjective assumptions. Management believes the best-input assumptions available were used to value the options and believes the resulting option values are reasonable.

        In December 1997, the Company entered into a nonqualified stock option agreement with Nicholas Group Enterprises, Inc. ("Consultant"). The Consultant had extensive experience in the ticketing industry, and provided assistance to the Company to expand its operations in that industry. The agreement provided the Consultant options to purchase a maximum of 250,000 shares of the Company's common stock at a price of $2.50 per share. The Company recognized compensation cost of $77,676 in 2001 and $107,800 in 2000 under SFAS 123 for these stock options issued to nonemployees. The nonqualified stock option agreement was terminated on April 28, 2000. According to terms of the agreement, the options expired 90 days later as they were not exercised.

        Common stock warrants

        The Company has the following types of common stock warrants outstanding at March 31, 2001:

        Class A Warrants

        Beginning in November 1995 and concluding in March 1996, the Company offered for sale 66 Units at a price of $25,000 per Unit, in a private placement for bridge financing. Each Unit consisted of a $25,000 promissory note, 4,166 shares of the Company's common stock and Class A Warrants to purchase 4,166 shares of the Company's common stock at $3.00 per share.

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000



NOTE N - STOCK OPTIONS AND WARRANTS - CONTINUED

        Class A Warrants - continued

        Each Class A Warrant entitles the registered holder thereof to purchase one share of the Company's common stock at an exercise price of $3.00 per share during the period between the end of the 12th month and before the end of the 24th month after the completion date of an initial public offering of the Company's common stock. Unless extended by the Company at its discretion, all Class A Warrants will expire at the end of the 24th month after the completion of an initial public offering. The Class A Warrants are callable by the Company at any time the common shares have been trading at a price equal to or above $3.00 for a period of 30 consecutive trading days on an established exchange. Holders of these warrants have no rights, privileges or liabilities as a stockholder of the Company prior to exercise. The Company has 808,529 of these warrants outstanding at March 31, 2001.

        Class B Warrants

        The Class B warrants were issued in connection with a private placement started in December of 1997. Each Class B Warrant entitles the registered holder thereof to purchase one share of the Company's common stock at an exercise price of $5.00 per share expiring four years from the date of issuance. The Class B Warrants are callable by the Company at any time the common shares have been trading at a price equal to or above $5.00 for a period of 30 consecutive trading days on an established exchange ending within 15 days of the date of redemption. Holders of these warrants have no rights, privileges or liabilities as a stockholder of the Company prior to exercise. The Company has 587,247 of these warrants outstanding at March 31, 2001 (Note L).

        Other warrants

        In April 1999, the Company entered into an agreement with Tradeway Securities Group, Inc. (Agent) in which the Agent acted as a selling agent for the Company for a private placement offering. In March 2001, the Company ended its relationship with the Agent. The Company issued an aggregate amount of 519,928 warrants to the Agent to purchase common stock at an exercise price of $3.30 per share, exercisable until February 2005. The Company recorded issuance costs of $237,821 in connection with these warrants.

        Common stock warrants at $3.30 per share were issued to a referring attorney in connection with the same private placement offering. The Company has 76,221 of these warrants outstanding at March 31, 2001 (Note
        L).

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000



NOTE N - STOCK OPTIONS AND WARRANTS - CONTINUED

        Other warrants - continued

        Common stock warrants were issued to a stockholder and recorded as additional interest expense in connection with two outstanding notes payable. Each warrant entitles the holder to purchase one share of common stock at $5.50 per share. The Company has 63,000 of these warrants outstanding at March 31, 2001 (Note I).

        Common stock warrants were issued to a company for settlement of a note payable. Each warrant entitles the holder to purchase one share of common stock at $3.30 per share. The Company has 31,250 of these warrants outstanding at March 31, 2001 (Note G).

        Changes in the Company's stock options and warrants are as follows:


                                                      Warrants                                     Stock options
                                      -----------------------------------------       ------------------------------------------
                                                                       Weighted-                                       Weighted-
                                                                       average                                          average
                                        Number        Exercise         exercise         Number         Exercise        exercise
                                      of shares         price           price         of shares          price           price
                                      ---------      ----------      ----------       ---------        ---------      ----------
        Outstanding at
            April 1, 1999             1,427,026      $3.00-5.00      $     3.83       3,466,250        $.40-3.50      $     1.19
            Granted                     457,328            3.30            3.30         295,000             3.00            3.00
            Exercised                        --              --              --          (7,500)             .40             .40
            Canceled or expired              --              --              --         (32,500)        .40-3.50            1.68
                                     ----------                                      ----------
        Outstanding at
            March 31, 2000            1,884,354       3.00-5.00            3.70       3,721,250         .40-3.50            1.33
            Granted                     201,821       3.30-5.50            3.97         304,504        3.00-5.50            5.19
            Exercised                        --              --              --         (39,673)             .40             .40
            Canceled or expired              --              --              --        (445,000)        .40-5.50            2.75
                                     ----------                                      ----------
        Outstanding at
            March 31, 2001            2,086,175       3.00-5.50            3.73       3,541,081         .40-5.50            1.45
                                     ==========                                      ==========
        Exercisable at
            March 31, 2001            2,086,175       3.00-5.50            3.73       3,178,781         .40-3.50            1.14
                                     ==========                                      ==========
        Exercisable at
            March 31, 2000            1,884,354       3.00-5.00            3.70       3,302,916         .40-3.50            1.14
                                     ==========                                      ==========

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000



NOTE N - STOCK OPTIONS AND WARRANTS - CONTINUED

        A summary of the status of the options outstanding under the Company's stock option plans at March 31, 2001 is presented below:


                                                          Outstanding                           Exercisable
                                        ---------------------------------------------    ---------------------------
                                                           Weighted-
                                                            average         Weighted-                      Weighted-
          Range of                         Number          remaining         average       Number           average
          exercise                       of shares        contractual        exercise     of shares         exercise
           prices                       outstanding       life (years)        price      exercisable          price
        -----------                     -----------       ------------      ---------    -----------       ---------
        $.40 - 0.44                         614,077            3.78           $ .42         614,077           $ .42
        1.00 - 1.10                       2,337,500            1.51            1.10       2,330,000            1.10
               2.50                          20,004            9.72            2.50          20,004            2.50
        3.00 - 3.50                         388,500            8.27            3.15         188,200            3.24
               5.50                         181,000            9.59            5.50          26,500            5.50
                                          ---------                                       ---------
                                          3,541,081            3.10            1.45       3,178,781            1.14
                                          =========                                       =========

        A summary of the status of the stock warrants outstanding at March 31, 2001 is presented below:

                                          Outstanding                                Exercisable
                          --------------------------------------------      ------------------------------
                                            Weighted-
                                             average         Weighted-                           Weighted-
          Range of                          remaining         average                             average
          exercise          Number         contractual       exercise          Number             exercise
           prices         outstanding      life (years)        price        exercisable            price
        -----------       -----------      ------------      ---------      -----------          ---------
           $3.00            839,779             n/a            $3.00            839,779            $3.00
            3.30            596,149            4.87             3.30            596,149             3.30
            5.00            587,247            1.41             5.00            587,247             5.00
            5.50             63,000            4.85             5.50             63,000             5.50
                          ---------                                           ---------
                          2,086,175                             3.73          2,086,175             3.73
                          =========                                           =========

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000



NOTE O - RELATED PARTY TRANSACTIONS

        In addition to matters disclosed in Notes I, L and N the Company entered into the following transactions with related parties.

        On November 30, 2000, the Company president advanced $20,000 to the Company as a non-interest bearing note. On December 8, 2000, the Company repaid the note in full.

        During May 1996, the Company entered into a promissory note with its president for $250,000 which the president advanced to the Company for payment of the Company's general and administrative expenses. The note bears 10 percent interest, payable (including interest) on the earlier of July 10, 1996 or upon the Company obtaining $750,000 of debt or equity financing. The note is not collateralized and remains outstanding as of March 31, 2001.

NOTE P - COMMITMENTS AND CONTINGENCIES

        1. Employment agreements

        The Company has entered into employment agreements with officers and key employees. The agreements provide for terms of one to three years and total monthly salaries of approximately $121,000 in 2001 and $154,000 in 2000. Total salaries payable under these agreements for years ending March 31, are approximately as follows:

        Year ending March 31,           Amount
        ---------------------        ----------
        2002                         $  911,000
        2003                            346,000
        2004                            115,000
        Thereafter                           --
                                     ----------
                                     $1,372,000
                                     ==========

        2. Lease

        Effective March 2000, the Company entered into a five-year operating lease expiring February 2005, for the Company's headquarters at a monthly base rent which includes all taxes on the property. The rental expense under all operating leases was $246,241 for the year 2001 ($130,791 in 2000).

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000


NOTE P - COMMITMENTS AND CONTINGENCIES - CONTINUED

        2. Lease - continued

        Future minimum payments for all operating leases are as follows:

        Year ending March 31,                    Amount
        ---------------------                  ----------
        2002                                   $  294,540
        2003                                      294,540
        2004                                      294,540
        2005                                      269,995
        Thereafter                                     --
                                               ----------
                                               $1,153,615
                                               ==========

        3. Gift certificate contracts

        The Company has entered into significant contracts as noted below. Under these contracts, NBO fulfills the customer's gift certificate program requirements which typically includes providing equipment that records the transaction and issues the gift certificate to the consumer; listing the merchant on the Company's Internet site enabling consumers to purchase gift certificates online that NBO fulfills; providing gift certificate stock; managing the flow of funds including escheatment considerations; and providing reporting to each customer.

        In certain cases, a customer contract may include only one or some of the components listed above such as Internet order fulfillment solely in the case of Darden Restaurant's, Inc. or placing Kiosks in each Smith's Supermarket with no countertop unit at the customer service desk. Irrespective of contracts that may not include all of the Company's distribution components, all contracts do require the Company to provide the stock, manage the funds and provide reporting as mentioned above.

        On August 10, 1998, the Company signed an exclusive five-year agreement with Urban Retail Properties, the third largest owner of mall properties in the country, to place kiosks in 14 of their mall properties to sell mall gift certificates. These kiosks were installed in October and November 1998 in order to be available for the holiday season. Initially, the Company received a convenience fee ranging from 5 percent to 10 percent of the certificate amount. Beginning in the latter part of February 1999, it was agreed that a convenience fee would no longer be charged.

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000



NOTE P - COMMITMENTS AND CONTINGENCIES - CONTINUED

        3. Gift certificate contracts - continued

        On September 1, 1999, the Company renegotiated its contracts with Urban Retail Properties. The revised contracts extend terms three additional years. Eight additional contracts with malls were entered into under the same terms as other malls associated with Urban Retail Properties. The terms of the new contracts call for counter top units to be used at the customer service desks at most of the malls.

        In September 1999, the Company entered into contracts to sell gift certificates in malls owned by The Rouse Company ("Rouse"), of Columbia, Maryland, JP Realty, Inc. ("JP Realty"), of Salt Lake City, Utah, and American Mall of Memphis LLC ("American Mall"), of Memphis, Tennessee. The JP Realty and American Mall agreements are for terms of five years and three years, respectively. The Company entered into 38 additional contracts with Rouse during June, July and August of 2000 and February of 2001 with terms up to three years.

        The Company entered into various other agreements with malls, outlet companies, and shopping centers during 2000 and 2001 with terms from three to five years.

        In August 2000, the Company entered into a three-year contract to sell gift cards of restaurants owned by Darden Restaurant's, Inc. from the restaurant websites. The restaurants include Olive Garden, Red Lobster, Bahama Breeze and Smokey Bones. The Company receives a 10 percent fee for fulfillment of the Internet gift card program. This fee is collected on the face value of each gift card sold through each restaurant's website. For the year ended March 31, 2001, the total face value of gift cards sold was $906,480.

        In March 2001, the Company entered into a three-year agreement with WildCard Systems, Inc. to provide services relating to stored value gift cards.

        4. Litigation

        The Company is party to litigation and claims in the ordinary course of business. After consultation with legal counsel, management believes that the liabilities, if any, arising from such litigation and claims will not have a material effect on the financial position of the Company.

                            NBO, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 2001 and 2000



NOTE Q - MAJOR SOURCES OF REVENUE

        Fee income from the largest customer of the Company for the year ended March 31, 2001, accounted for approximately 13 percent of the Company's total revenue. Loss of the key customer could result in significant decreases in Company revenues and income.

NOTE R - SUBSEQUENT EVENT

        As of July 27, 2001, the Company completed a private placement common stock offering that began November 1, 2000. The gross proceeds of the offering amounted to $2,002,000. The Company did not pay commissions in connection with the sale of these securities. The Company issued 32,759 shares of common stock and warrants to purchase 1,727 shares of common stock at $5.50 per share as a finders fee. The Company issued 178,270 shares of common stock at $5.50 per share and received $980,485 in proceeds during the year ended March 31, 2000. From April 1, 2001 to July 27, 2001, the Company received the remaining $1,021,515 for the sale of 185,730 shares of common stock at $5.50 per share.

                                    PART III


ITEM 1. INDEX TO EXHIBITS.

        (b) The exhibits required by Part III of Form 1-A are set forth below.

EXHIBIT INDEX

Number           Description                                                             Page
------           -----------                                                             ----
(2)       a.     Articles of Incorporation.

          b.     Amendment to Articles of Incorporation.

          c.     Restated and Amended Articles of Incorporation

          d.     Bylaws


(6)       a.     Services Agreement effective March 20, 2001 between WILDCARD
                 SYSTEMS, INC., a Florida corporation, and NBO, Inc.

          b.     INTERNET GIFT CARD(S) AGREEMENT between NBO, Inc., and GMRI,
                 Inc.

          c.     Warrant Agreement

          d.     Stock Option Plan and Agreement

          e.     The Rouse Company Standard Mall Agreement

          f.     Urban Retail Properties Standard Mall Agreement

          g.     JP Realty Inc. Standard Mall Agreement

          h.     Independent Malls Standard Mall Agreement

          i.     Value-Added Reseller Agreement between GEMPLUS Corporation and
                 NBO, INC.

          j.     Standard Gift Certificate Participation Agreement

          k.     CONTRACT SERVICES AGREEMENT between Neighborhood Box Office,
                 Inc., and Smith's Food and Drug Centers, Inc.

          l.     ADVERTISING AND PROMOTIONS AGREEMENT between EBAY INC., and
                 Neighborhood Box Office

(10)      a.     Consent of Independent Auditors, Grant Thornton & Co. LLP

ITEM 2. DESCRIPTION OF EXHIBITS.

                                   SIGNATURES


        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



NBO, INC.

By /s/ Keith A. Guevara

Date: August 2, 2001